FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2006

Commission file number: I - 10230

Benetton Group S.p.A.

(Exact name of Registrant)

Via Villa Minelli, 1 - 31050 Ponzano Veneto, Treviso - ITALY

(Address of principal executive offices)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X Form 40-F ____

(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes __ No X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Benetton Group S.p.A.

By: /s/ Luciano Benetton

______________________

Name: Luciano Benetton

Title: Chairman

Dated: October 9, 2006

Benetton Group

2006 half-year report

Benetton Group S.p.A.

Villa Minelli

Ponzano Veneto (Treviso) - Italy

Share capital: Euro 236,026,454.30 fully paid-in

Tax ID/Treviso Company register: 00193320264
Index		The Benetton Group
	3	Directors and other officers
	4	Highlights

	5	Directors'report
Benetton Group financial highlights
Events and results in the first half of 2006
Investments
	6	Supplementary information
- Dividend distribution
- Stock option plan
	7	- Treasury shares
- Relations with the holding company, its subsidiaries and other related parties
- Directors
	8	- Principal organizational and corporate changes
- Significant events after June 30, 2006
- Outlook for the full year
	9	Consolidated Group results
- Consolidated income statement
	13	- Business segments
	16	- Balance sheet and financial position highlights
	17	- Reconciliation of consolidated shareholders'equity and net income with those of Benetton Group S.p.A.

	18	Consolidated financial statements
	19	Consolidated income statement
	20	Consolidated balance sheet - Assets
	21	Consolidated balance sheet - Shareholders'equity and liabilities
	22	Shareholders'equity - Statement of changes
	23	Consolidated cash flow statement

	24	Explanatory notes
Summary of main accounting standards and policies
	31	Financial risk management
	33	Supplementary information
	35	Comments on the principal items in the income statement
	42	Comments on the principal asset items
	50	Comments on the principal items in shareholders'equity and liabilities
	57	Supplementary information
- Financial position
	59	- Segment information

	64	Auditors'report

	65	Supplementary schedules
	66	Companies and groups included in the consolidation at June 30, 2006

Directors and other officers	Board of Directors

	Luciano Benetton (1)	Chairman

	Carlo Benetton	Deputy Chairman
	Alessandro Benetton	Deputy Chairman

	Silvano Cassano (2)	Chief Executive Officer

	Giuliana Benetton	Directors
Gilberto Benetton
Luigi Arturo Bianchi
Giorgio Brunetti
Gianni Mion
Robert Singer
Ulrich Weiss

	Pierluigi Bortolussi	Secretary to the Board

Board of Statutory Auditors
	Angelo Casò	Chairman

	Filippo Duodo	Auditors
Antonio Cortellazzo

	Marco Leotta	Alternate Auditors
Piermauro Carabellese

Independent Auditors
PricewaterhouseCoopers S.p.A.

 Powers granted

(1) Company representation and power to carry out any action that is consistent with the Company's purpose, except for those powers expressly reserved by law to the Board of Directors and to the Shareholders'Meeting, with restrictions on certain types of action.

(2) Power to carry out any action relating to the ordinary administration of the Company as well as certain acts of extraordinary administration subject to limits on amounts.

Highlights Application of IFRS

The Group's financial statements for the first half of 2006 and comparative periods have been drawn up in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and adopted by the European Union, which are in force at the date of preparing this report.

Key financial data - highlights
	1st half		1st half				Full year
Key operating data (millions of euro)	2006	%	2005	%	Change	%	2005	%
Revenues	898	100.0	842	100.0	56	6.7	1,765	100.0
Gross operating income	380	42.3	368	43.8	12	3.3	770	43.6
Contribution margin	315	35.1	308	36.6	7	2.2	643	36.4
EBITDA	132	14.7	140	16.6	(8)	(5.5)	285	16.2
Ordinary operating result (*)	84	9.4	96	11.3	(12)	(11.9)	205	11.6
Operating profit	89	9.9	95	11.2	(6)	(5.8)	157	8.9
Net income for the period attributable to
the Parent Company and minority interests	65	7.2	63	7.4	2	3.9	114	6.5
Net income for the period
attributable to the Parent Company	64	7.1	63	7.4	1	1.9	112	6.3

(*) Ordinary operating result is reported for the purposes of evaluating the performance of the company's core business and to aid financial analysts in using their models to analyze the company's results. This information is not required by either IFRS or US GAAP.

Key financial data (millions of euro)	06.30.2006	12.31.2005		06.30.2005
Working capital	631	688		738
Assets held for sale	8	8		9
Net capital employed	1,564	1,626		1,694
Net financial position	292	351		475
Total shareholders'equity	1,272	1,275		1,219
Free cash flow (normalized)	111	167	(A)	43	(B)
Net total investments/(disposals)
(excluding purchase and sale of securities)	43	118		49

(A) Excludes 118 million euro in proceeds from the sale of financial assets.

(B) Excludes 29 million euro in proceeds from the sale of financial assets.
Share and market data	06.30.2006	12.31.2005	06.30.2005
Basic earnings per share (euro)	0.35	0.62	0.34
Shareholders'equity per share (euro)	6.94	6.95	6.66
Price at period end (euro)	11.68	9.62	7.62
Screen-based market: high (euro)	12.48	10.15	10.15
Screen-based market: low (euro)	9.63	7.01	7.01
Market capitalization (thousands of euro)	2,120,062	1,746,596	1,383,478
Average no. of shares outstanding	181,558,811	181,558,811	181,558,811
Number of shares outstanding	181,558,811	181,558,811	181,558,811

Number of personnel	06.30.2006	12.31.2005	06.30.2005
Total employees	8,398	7,978	7,619

Directors'report

Benetton Group financial highlights

Details of the accounting policies and consolidation methods used for preparing the half-year report, as adapted for the nature of interim reporting, can be found in the section containing the Explanatory notes.

Events and results in the first half of 2006

Group net revenues amounted to 898 million euro in the first half of 2006, having increased by 56 million euro (+6.7%) on the figure of 842 million euro reported in the corresponding period of 2005. "Apparel" segment revenues from third parties came to 825 million euro, an increase of 57 million euro (+7.4%) on the 2005 first-half comparative figure of 768 million euro. This segment benefited from:

    a larger contribution of 14 million euro from the Turkish partnership, formed in May 2005;

    the growth in sales by directly operated stores;

    the rise in sales to the partner-managed network, mostly thanks to commercial development initiatives, such as the increase in margins for the network, and to the market's favorable reception of the collections.

Significant growth has continued to be reported by countries in the Mediterranean Area and Eastern Europe, as well as by China and India.

Sales also benefited from around 5 million euro (0.6%) in exchange differences thanks to the positive trend in rates.

Gross operating income reported a margin of 42.3% on revenues, compared with 43.8% in the same period of 2005, while contribution margin was 35.1%, having come down from 36.6% in the corresponding period of 2005; these margins were particularly influenced by the Group's policies for stimulating growth of its network and for raising their margins.

Operating profit was 89 million euro compared with 95 million in the first half of 2005, representing 9.9% of revenues compared with 11.2% in the comparative period. General and operating expenses accounted for virtually the same proportion of revenues as before.

Net income for the period attributable to the Parent Company was 64 million euro, representing 7.1% of revenues, compared with 63 million euro in the first half of 2005 (7.4% of revenues).

Shareholders'equity attributable to the Parent Company amounted to 1,261 million euro at June 30, 2006 compared with 1,262 million euro at December 31, 2005.

The net financial position reported net debt of 292 million euro, compared with 475 million euro at June 30, 2005 and 351 million euro at December 31, 2005. This improvement, achieved despite a growth in investments in operating assets, reflected better working capital management as a result of the Group's commercial policies.

          Investments

The Group's net investment in operating assets amounted to 43 million euro in the first half of 2006 compared with 39 million euro in the 2005 comparative period.

Most of the expenditure related to the commercial network, with 39 million euro spent on purchasing, modernizing and upgrading stores; investments in production amounted to 13 million euro and related mainly to Italian manufacturing companies, particularly in the textile segment, and to foreign production facilities, mostly in relation to the establishment of a factory in Croatia.

The remaining investments amounted to 9 million euro, of which 6 million euro related to information technology.

Supplementary information

Dividend distribution. On May 9, 2006, the Shareholders'Meeting of Benetton Group S.p.A. voted to pay a gross dividend of 0.34 euro per share for a total of 62 million euro.

The ordinary shares listed on Italy's MIDEX and the ADSs listed on the NYSE both went ex-div on May 15, 2006.

Persons in possession of ordinary shares on May 12, 2006 were entitled to receive this dividend (the last day for settling payment of cum-div stock was May 17), while this entitlement applied to those in possession of ADSs on May 17, 2006. In order to qualify as an owner of ADS on May 17 and hence receive the dividend, it was necessary to have purchased the ADSs by but not after May 12, 2006.

Benetton Group S.p.A. paid the dividend on May 18, 2006 through Monte Titoli S.p.A., an authorized intermediary, to all the banks with ordinary shares in custody.

In the case of ADS owners, the dividend was paid to JP Morgan, the custodian bank for the ordinary shares against which the ADSs were issued. This payment was made through BNP Paribas, which acts as JP Morgan's custodian bank in Italy. JP Morgan paid the dividend on the ADS in dollars on May 25, 2006 at the Euro/Usd exchange rate of 1.2733 reported on May 18, 2006.

Stock option plan. On September 9, 2004, after obtaining authorization from the extraordinary Shareholders'Meeting held on the same date, the Board of Directors resolved to increase share capital, for cash, from 236,026,454.30 euro to 240,230,104.40 euro to service a share incentive plan, involving the issue of 3,233,577 options to purchase the same number of company shares at a price of 8.984 euro. If the approved increase is not fully subscribed within the various deadlines established for this purpose, share capital will be increased by an amount equivalent to the subscriptions actually received as of the given deadline. These stock options are intended to be a means of medium and long-term motivation and retention of employees and directors, selected from among the top executives of the Company and its subsidiaries and who hold offices which are considered to be of the greatest strategic importance. The allocation cycle, which originally related to five of the Group's managers, consists of a four-year vesting period, followed by a five-year period in which the options may be exercised; however, under certain conditions, up to a maximum of 50% of the options granted may be exercised two years after the grant date. The number of options granted that will actually become exercisable will depend on the extent to which certain targets have been met during the vesting period. These targets use economic valued added (EVA) as the performance indicator for the period 2004-2007. Further details of the rules of this stock option plan can be found under "Codes" in the Corporate Governance/Investor Relations section of the Company's website

www.benettongroup.com/investors/.

    2004 stock option plan

				Options	Options
	Options		Options	expired and	cancelled in	Options	of which
	outstanding	New options	exercised	not exercised	the period due	outstanding	exercisable
	as of	granted in	in the	or lost in the	to termination	as of	as of
(euro)	01.01.2006	the period	period	period	of employment	06.30.2006	06.30.2006
No. of options	3,233,577	-	-	-	558,539	2,675,038	-
Allocation ratio (%)	1.781	-	-	-	0.308	1.473	-
Weighted average
exercise price	8.98	-	-	-	-	8.98	-
Market price	9.62	-	-	-	-	11.68	-

The options cancelled in the period refer to those originally granted to Fabrizio De Nardis, commercial director of the subsidiary Bencom S.r.l., who left the Group in April 2006.

Treasury shares. During the period in question, Benetton Group S.p.A. neither bought nor sold any treasury shares, or shares or stock in holding companies, either directly or indirectly or through subsidiaries, trustees or other intermediaries.

Relations with the holding company, its subsidiaries and other related parties. The Benetton Group has limited trade dealings with Edizione Holding S.p.A. (the holding company), with subsidiary companies of the same and with other parties which, directly or indirectly, are linked by common interests with the majority shareholder. Trading relations with such parties are conducted on an arm's-length basis and using the utmost transparency.

These transactions relate mostly to purchases of tax credits and services.

In addition, Italian Group companies have made a group tax election under article 117 et seq. of the Tax Consolidation Act DPR 917/86, based on a proposal by the consolidating company Edizione Holding S.p.A., which decided to opt for this type of tax treatment on December 30, 2004. The election lasts for three years starting from the 2004 fiscal year. The relationships arising from participation in the group tax election are governed by specific rules, approved and signed by all participating companies.

The related details are shown below:
(thousands of euro)	06.30.2006	06.30.2005
Receivables	59,429	39,672
of which related to tax consolidation with Edizione Holding S.p.A.	59,142	39,317
Payables	52,952	26,783
of which related to tax consolidation with Edizione Holding S.p.A.	51,098	25,265
Purchase of raw materials	1,483	1,423
Purchase of fixed assets	-	1,500
Other costs and services	9,520	8,081
Revenue from services and other income	349	442

The Group has also undertaken some transactions with companies directly or indirectly controlled by, or otherwise under the influence of, managers serving within the Group. The Parent Company's management considers that such transactions were completed at going market rates. The total value of such transactions was not, in any case, significant in relation to the total value of the Group's production. No Director, manager, or shareholder is a debtor of the Group.

Directors. Parent Company directors as of June 30, 2006 were as follows:
Name and surname	Date of birth	Appointed	Office
Luciano Benetton	05.13.1935	1978	Chairman
Carlo Benetton	12.26.1943	1978	Deputy Chairman
Alessandro Benetton	03.02.1964	1998	Deputy Chairman
Silvano Cassano	12.18.1956	2003	Chief Executive Officer
Giuliana Benetton	07.08.1937	1978	Director
Gilberto Benetton	06.19.1941	1978	Director
Gianni Mion	09.06.1943	1990	Director
Ulrich Weiss	06.03.1936	1997	Director
Luigi Arturo Bianchi	06.03.1958	2000	Director
Giorgio Brunetti	01.14.1937	2005	Director
Robert Singer	01.30.1952	2006	Director

Luciano Benetton, Gilberto Benetton, Carlo Benetton and Giuliana Benetton are siblings; Alessandro Benetton is the son of Luciano Benetton.

Principal organizational and corporate changes. As part of the strategy to expand trade in Eastern Europe, Benetton Real Estate International S.A. purchased all the share capital in the company Real Estate Russia Z.A.O. for the purposes of making a real estate investment in St. Petersburg (Russia). In addition, Benetton Retail Poland Sp. z o.o. was formed in Poland as a wholly-owned subsidiary of the Luxembourg-based company Benetton International S.A.

Bencom S.r.l. opened up a branch in Iran with a view to developing trade in this country.

Benetton Textil - Confeccao de Texteis S.A., a Portuguese company, was wound up as part of the process of streamlining corporate structure.

Significant events after June 30, 2006. On July 6, 2006, Benetton Group S.p.A. entered into an agreement, through its subsidiary Benetton Retail Italia S.r.l., to purchase 50% of the shares in Milano Report S.p.A. (formerly L'Innominato S.p.A.), a member of the Percassi group which currently runs 48 retail stores that sell products carrying brands owned by the Benetton Group.

After obtaining clearance from the Anti-trust Authorities, this acquisition was finalized on August 2, 2006 for approximately 27 million euro.

This deal forms part of Benetton's global strategy to strengthen and develop relationships with its commercial partners the world over, like those recently concluded in Germany, India and Turkey.

Benetton France Commerciale S.A.S. has purchased the entire share capital of B.L.B. S.A.S. and Les Halles S.A., which each manage one store in Saint-Herblain and Paris respectively.

As part of the Group's strategy of expanding trade in the Middle East, in August it formed Benetton International Emirates L.L.C., a company based in Dubai and controlled by Benetton International S.A.

Outlook for the full year. The 2006 collections have been well received by the network of partners and end customers, who are responding positively to the new initiatives taken by the Group. In keeping with the trends reported since the second half of 2005, we are expecting to see a further improvement in the performance of the directly operated stores. Furthermore, commencing from August 2006, the Group will start to consolidate at retail level of the new company Milano Report S.p.A.

The significant increase in business suggests that consolidated revenues are likely to grow by around 8% in 2006.

Markets in the Mediterranean Area, Eastern Europe, China and India are expected to make a major contribution to growth.

Given the ongoing efforts to make the manufacturing and commercial system more efficient, we can expect operating profit to be around 10% of consolidated revenues and net income to be in the region of 6.5%-7% of consolidated revenues.

Consolidated Group results

Consolidated income statement. Highlights from the Group's income statements for the first half of 2006 and 2005 and for the full year 2005 are presented below; they are based on a reclassification according to the function of expenses. The percentage changes are calculated with reference to the precise figures.

	1st half		1st half				Full year
(millions of euro)	2006	%	2005	%	Change	%	2005	%
Revenues	898	100.0	842	100.0	56	6.7	1,765	100.0

Materials and subcontracted work	444	49.4	401	47.5	43	10.8	846	47.9
Payroll and related costs	43	4.8	42	5.0	1	2.1	85	4.8
Industrial depreciation and amortization	9	1.0	10	1.2	(1)	(13.9)	21	1.2
Other manufacturing costs	22	2.5	21	2.5	1	8.3	43	2.5
Cost of sales	518	57.7	474	56.2	44	9.4	995	56.4

Gross operating income	380	42.3	368	43.8	12	3.3	770	43.6

Distribution and transport	30	3.3	26	3.1	4	15.0	56	3.2
Sales commissions	35	3.9	34	4.1	1	3.8	71	4.0

Contribution margin	315	35.1	308	36.6	7	2.2	643	36.4

Payroll and related costs	72	8.0	66	7.8	6	9.4	135	7.7
Advertising and promotion	34	3.8	27	3.2	7	26.0	61	3.5
Depreciation and amortization	32	3.6	33	3.9	(1)	(1.5)	64	3.6
Other income and expenses	93	10.3	86	10.4	7	6.2	178	10.0
General and operating expenses	231	25.7	212	25.3	19	8.5	438	24.8

Ordinary operating result (*)	84	9.4	96	11.3	(12)	(11.9)	205	11.6

Non-recurring expenses/(income)	(5)	(0.5)	1	0.1	(6)	n.s.	48	2.7
Operating profit	89	9.9	95	11.2	(6)	(5.8)	157	8.9

Financial income/(expenses)	(7)	(0.8)	(10)	(1.2)	3	(25.4)	(23)	(1.3)
Foreign currency hedging gains/(losses)
and exchange differences	1	0.1	(1)	(0.1)	2	n.s.	-	-

Income before taxes	83	9.2	84	9.9	(1)	(1.4)	134	7.6

Income taxes	18	2.0	21	2.5	(3)	(16.7)	20	1.1

Net income/(loss) for the period	65	7.2	63	7.4	2	3.9	114	6.5
attributable to:
- shareholders of the Parent Company	64	7.1	63	7.4	1	1.9	112	6.3
- minority interests	1	0.1	-	-	1	n.s.	2	0.2

(*) Ordinary operating result is reported for the purposes of evaluating the performance of the company's core business and to aid financial analysts in using their models to analyze the company's results. This information is not required by either IFRS or US GAAP.

Group net revenues amounted to 898 million euro in the first half of 2006, having increased by 56 million euro (+6.7%) on the figure of 842 million euro reported in the corresponding period of 2005.

"Apparel" segment revenues from third parties amounted to 825 million euro, an increase of 57 million euro (+7.4%) on the 2005 first-half comparative figure of 768 million euro. This segment benefited from:

    a larger contribution of 14 million euro from the Turkish partnership, formed in May 2005;

    the growth in sales by directly operated stores;

    the rise in sales to the partner-managed network, mostly thanks to commercial development initiatives, such as the increase in margins for the network, and to the favorable reception given to the collections by the market.

Significant growth continues to be reported by countries in the Mediterranean Area and Eastern Europe, as well as by China and India.

Exchange differences benefited revenues to the tune of around 5 million euro (0.6%).

The "Textile" segment reported 53 million euro in revenues from third parties, compared with 57 million euro in the corresponding period of 2005. The decrease of 4 million euro (6.4%) was mostly due to the closure of a factory at the end of 2005, carried out as part of plans to reorganize this segment.

Revenues in the "Other and unallocated" segment, which just refer to sports equipment sales, were 18.5% higher than in the first half of 2005 at 20 million euro.

Cost of sales increased by around 44 million euro in absolute terms, representing 57.7% of revenues compared with 56.2% in the first half of 2005. The individual segments reported the following trends in the cost of sales:

    apparel: an absolute increase of 43 million euro, with segment cost of sales rising to 55.7% of revenues from 54.2% in the first half of 2005, mainly due to a major growth in volumes;

    textile: a decrease of 8 million euro, with segment cost of sales accounting for 89.4% of revenues compared with 89.3% in the first half of 2005;

    other and unallocated: an absolute increase of 4 million euro, with segment cost of sales rising to 96.2% of revenues from 95.2% in the first half of 2005.

Consolidated gross operating income reported a margin of 42.3% compared with 43.8% in the same period of 2005; trends in the individual segments were as follows:

    apparel: gross operating income amounted to 365 million euro, representing 44.3% of revenues compared with 45.8% in the same period of 2005; it was particularly affected by the Group's policies for stimulating the network's development and boosting network margins and by a larger number of collections satisfying market demand, as well as by the continued efforts to improve manufacturing efficiency and the quality of both service and products;

    textile: gross operating income was 15 million euro, representing 10.6% of revenues compared with 10.7% in the corresponding prior year period;

    other and unallocated: gross operating income reported a 3.8% margin compared with 4.8% in the prior year reporting period.

Selling costs (distribution, transport and sales commissions) amounted to 65 million euro compared with 60 million euro in the comparative period, representing 7.2% of revenues, staying in line with the first half of 2005; the apparel segment reported an increase of 5 million euro in these costs due to the growth in volumes and the larger contribution from the markets in Korea and India.

The consolidated contribution margin rose to 315 million euro from 308 million euro in the first half of 2005, while going from 36.6% to 35.1% of revenues. The individual segments reported the following trends in contribution margin:

    apparel: contribution margin went to 305 million euro from 297 million euro in the first half of 2005, while going from 38.6% to 36.9% of revenues;

    textile: contribution margin was 10 million euro, representing 7.1% of revenues compared with 7.3% in the comparative period;

    other and unallocated: contribution margin represented 3.5% of revenues compared with 4.4% the year before.

General and operating expenses amounted to 231 million euro, up from 212 million euro in the same period of 2005 and rising from 25.3% to 25.7% of revenues; the expansion of the retail channel was the cause of this increase. The individual segments reported the following trends in general and operating expenses:

    apparel: these costs rose by 21 million euro to 225 million euro, representing 27.2% of revenues compared with 26.6% in the comparative period;

    textile: these costs went down to 6 million euro from 8 million in the comparative period, reporting a decrease from 5.3% to 3.9% of revenues, also reflecting the benefits of reorganization in this segment;

    other and unallocated: these costs accounted for 3.7% of revenues compared with 4.5% in the first half of 2005.

General and operating expenses are discussed in more detail below:

    Payroll and related costs increased by 9.4% to 72 million euro, while also rising from 7.8% to 8% of revenues. The analysis of these costs by individual segment reveals that:

      apparel segment payroll and related costs increased from 62 million euro to 69 million euro, mainly due to expansion of the retail network;

      textile segment payroll and related costs in the first half of 2006 were basically in line with those in the first half of 2005;

      payroll and related costs in the other and unallocated segment were 12.5% lower than in the corresponding period of 2005.

    Advertising and promotion costs were 7 million euro higher, rising from 3.2% to 3.8% of revenues; this increase was due to the consolidation of the Turkish company and the costs already incurred in the first half of the year for the event due to be held on October 10 at the Pompidou Center in Paris to celebrate the Group's 40th anniversary; in addition, higher costs were incurred for developing advertising campaigns for third-party customers, nonetheless matched by an increase in other revenues.

    Depreciation and amortization came to 32 million euro, down from 33 million euro in the corresponding period of 2005 with a decrease from 3.9% to 3.6% of revenues. Apparel segment depreciation and amortization went down from 32 million euro to 31 million euro, representing 3.8% of revenues compared with 4.2% in the first half of 2005. This decrease reflects the adjustment made in 2005 to the book value of certain assets associated with the commercial network.

    Other income and expenses amounted to 93 million euro, corresponding to 10.3% of revenues, having increased by 6.2% on the figure of 86 million euro reported in the comparative period. This item includes other overheads, provisions, net operating expenses and other sundry recurring income and costs, details of which are as follows:

      other overheads amounted to 44 million euro, having increased by 4 million euro on the first half of 2005 due to the larger number of directly operated stores; these costs now represent 4.9% of revenues, up from 4.7% before;

      provisions, amounting to 13 million euro in the comparative period, came to 8 million euro in the first half of 2006, of which 5 million euro for doubtful accounts, taking the related balance-sheet provision to 11.2% of trade receivables;

      other sundry recurring income and costs increased from 34 million euro to 41 million euro, representing 4.5% of revenues compared with 4% in the comparative period. This increase is mainly due to the growth in rental expense for the larger number of stores, involving an overall rise of 8 million euro in the apparel segment, where costs went from 33 million euro to 41 million euro, representing 5% of revenues compared with 4.3% last year.

Net non-recurring income came to 5 million euro in the first half of 2006, mostly referring to the capital gain realized on the sale of a commercial property and the compensation received for the early vacation of another rented property used in the commercial network. This amount is stated after deducting around 5 million euro in expenses and impairment losses recognized on certain assets in the apparel segment.

Consolidated operating profit was 89 million euro compared with 95 million euro in the first half of 2005, reporting a decrease from 11.2% to 9.9% of revenues; operating profit in the individual segments was as follows:

    the apparel segment reported 85 million euro in operating profit compared with 92 million in the first half of 2005, with the margin going from 11.9% to 10.3% of revenues;

    the textile segment reported 4 million euro in operating profit compared with 3 million euro in the first half of 2005, with a margin of 2.9% of revenues;

    in the other and unallocated segment operating profit was broadly in line with the corresponding period in 2005.

Net financial expenses and exchange differences of 6 million euro amounted to 0.7% of revenues compared with 1.3% in the first half of 2005. This result basically reflects the decrease in average debt over the period.

The tax charge amounted to 18 million euro compared with 21 million euro in the period to June 2005, representing a tax rate of 21.5%.

Net income for the period attributable to the Group came to 64 million euro, compared with 63 million euro in the first half of 2005, representing 7.1% of revenues compared with 7.4% in the prior period.

The average number of employees in each segment during the period was as follows:

    apparel: 6,473 (of whom 3,181 in the retail channel), compared with 5,627 (of whom 2,406 in the retail channel) in the first half of 2005;

    textile: 1,460 compared with 1,670 in the first half of 2005;

    other and unallocated: 255 compared with 225 in the first half of 2005.

Business segments. The Group's activities are divided into three segments in order to provide the basis for effective administration and decision-making, and to supply representative and significant information about company performance to financial investors.

The business segments are as follows:

    apparel, represented by casualwear, carrying the United Colors of Benetton and Sisley brands, and leisurewear, with the Playlife and Killer Loop brands. The information and results relating to the real estate companies are also included in this segment;

    textile, consisting of production and sales activities for raw materials (fabrics, yarns and labels), semi-finished products and industrial services;

    other and unallocated, includes activities relating to sports equipment produced for third parties by a Group manufacturing company.

For comparative purposes, segment results for the first half of 2006 and 2005 and full year 2005 are shown below.

    Segment results - first half 2006
			Other and
(millions of euro)	Apparel	Textile	unallocated	Eliminations	Consolidated
Revenues from third parties	825	53	20	-	898
Inter-segment revenues	-	88	-	(88)	-
Total revenues	825	141	20	(88)	898
Cost of sales	460	126	20	(88)	518
Gross operating income	365	15	-	-	380
Selling costs	60	5	-	-	65
Contribution margin	305	10	-	-	315
General and operating expenses	225	6	-	-	231
Ordinary operating result	80	4	-	-	84
Non-recurring expenses/(income)	(5)	-	-	-	(5)
Operating profit	85	4	-	-	89
Depreciation and amortization	33	8	-	-	41
Other non-monetary costs (impairment and stock options)	2	-	-	-	2
EBITDA	120	12	-	-	132

    Segment results - first half 2005
			Other and
(millions of euro)	Apparel	Textile	unallocated	Eliminations	Consolidated
Revenues from third parties	768	57	17	-	842
Inter-segment revenues	1	93	-	(94)	-
Total revenues	769	150	17	(94)	842
Cost of sales	417	134	16	(93)	474
Gross operating income	352	16	1	(1)	368
Selling costs	55	5	-	-	60
Contribution margin	297	11	1	(1)	308
General and operating expenses	204	8	1	(1)	212
Ordinary operating result	93	3	-	-	96
Non-recurring expenses/(income)	1	-	-	-	1
Operating profit	92	3	-	-	95
Depreciation and amortization	34	9	-	-	43
Other non-monetary costs (impairment and stock options)	2	-	-	-	2
EBITDA	128	12	-	-	140

    Segment results - full year 2005
			Other and
(millions of euro)	Apparel	Textile	unallocated	Eliminations	Consolidated
Revenues from third parties	1,629	100	36	-	1,765
Inter-segment revenues	2	170	-	(172)	-
Total revenues	1,631	270	36	(172)	1,765
Cost of sales	887	243	34	(169)	995
Gross operating income	744	27	2	(3)	770
Selling costs	119	10	-	(2)	127
Contribution margin	625	17	2	(1)	643
General and operating expenses	421	15	2	-	438
Ordinary operating result	204	2	-	(1)	205
Non-recurring expenses/(income)	44	4	-	-	48
Operating profit	160	(2)	-	(1)	157
Depreciation and amortization	66	18	1	-	85
Other non-monetary costs (impairment and stock options)	41	2	-	-	43
EBITDA	267	18	1	(1)	285

    Apparel segment results
	1st half		1st half				Full year
(millions of euro)	2006	%	2005	%	Change	%	2005	%
Revenues from third parties	825		768		57	7.4	1,629
Inter-segment revenues	-		1		(1)	(46.4)	2
Total revenues	825	100.0	769	100.0	56	7.3	1,631	100.0
Cost of sales	460	55.7	417	54.2	43	10.4	887	54.4
Gross operating income	365	44.3	352	45.8	13	3.7	744	45.6
Selling costs	60	7.4	55	7.2	5	9.2	119	7.3
Contribution margin	305	36.9	297	38.6	8	2.7	625	38.3
General and operating expenses	225	27.2	204	26.6	21	10.1	421	25.8
Ordinary operating result	80	9.7	93	12.0	(13)	(13.7)	204	12.5
Non-recurring expenses/(income)	(5)	(0.6)	1	0.1	(6)	n.s.	44	2.7
Operating profit	85	10.3	92	11.9	(7)	(7.1)	160	9.8
EBITDA	120	14.5	128	16.6	(8)	(5.9)	267	16.4

    Textile segment results
	1st half		1st half				Full year
(millions of euro)	2006	%	2005	%	Change	%	2005	%
Revenues from third parties	53		57		(4)	(6.4)	100
Inter-segment revenues	88		93		(5)	(5.6)	170
Total revenues	141	100.0	150	100.0	(9)	(5.9)	270	100.0
Cost of sales	126	89.4	134	89.3	(8)	(5.8)	243	90.0
Gross operating income	15	10.6	16	10.7	(1)	(6.8)	27	10.0
Selling costs	5	3.5	5	3.4	-	(4.3)	10	3.5
Contribution margin	10	7.1	11	7.3	(1)	(8.0)	17	6.5
General and operating expenses	6	3.9	8	5.3	(2)	(30.0)	15	5.6
Ordinary operating result	4	3.2	3	2.0	1	51.2	2	0.9
Non-recurring expenses/(income)	-	0.3	-	-	-	n.s.	4	1.6
Operating profit	4	2.9	3	2.0	1	40.5	(2)	(0.7)
EBITDA	12	8.3	12	7.8	-	(0.1)	18	6.6

    Other and unallocated segment results

	1st half		1st half				Full year
(millions of euro)	2006	%	2005	%	Change	%	2005	%
Revenues from third parties	20		17		3	18.5	36
Inter-segment revenues	-		-		-	-	-
Total revenues	20	100.0	17	100.0	3	18.5	36	100.0
Cost of sales	20	96.2	16	95.2	4	19.6	34	93.8
Gross operating income	-	3.8	1	4.8	(1)	(4.9)	2	6.2
Selling costs	-	0.3	-	0.4	-	4.4	-	0.7
Contribution margin	-	3.5	1	4.4	(1)	(5.7)	2	5.5
General and operating expenses	-	3.7	1	4.5	(1)	(3.7)	2	4.8
Ordinary operating result	-	(0.2)	-	(0.1)	-	78.7	-	0.7
Non-recurring expenses/(income)	-	-	-	-	-	n.s.	-	-
Operating profit	-	(0.2)	-	(0.1)	-	78.7	-	0.7
EBITDA	-	1.9	-	2.4	-	(10.7)	1	3.1

Balance sheet and financial position highlights. The most significant elements of the balance sheet and financial position, compared with December 31, 2005 and June 30, 2005 are as follows:
(millions of euro)	06.30.2006	12.31.2005	Change	06.30.2005
Working capital (A)	631	688	(57)	738
Assets held for sale	8	8	-	9
Property, plant and equipment and intangible assets (B)	894	895	(1)	918
Non-current financial assets (C)	20	25	(5)	26
Other assets/(liabilities) (D)	11	10	1	3
Capital employed	1,564	1,626	(62)	1,694

Net financial position (E)	292	351	(59)	475
Total shareholders'equity	1,272	1,275	(3)	1,219

(A) Working capital includes trade receivables less the related provision for doubtful accounts, inventories, trade payables and other operating receivables and payables (i.e. VAT receivables and payables, sundry receivables and payables, holding company receivables and payables, receivables due from the tax authorities, deferred tax assets, accruals and deferrals, payables to social security institutions and employees, receivables and payables for the purchase of non-current assets etc).

(B) Property, plant and equipment and intangible assets include all categories of assets net of the related accumulated depreciation, amortization, and impairment losses.

(C) Non-current financial assets include unconsolidated investments and guarantee deposits paid and received.

(D) Other assets/(liabilities) include the retirement benefit obligations, the provisions for risks, the provision for sales agent indemnities, other provisions, deferred tax liabilities, the provision for current income taxes and deferred tax assets in relation to the company reorganization carried out in 2003.

(E) Net financial position includes cash and cash equivalents and all short and medium/long-term financial assets and liabilities, as reported in the detailed statement discussed in the Explanatory notes.

Working capital was 107 million euro lower than at June 30, 2005 despite the growth of 6.7% in sales. The reduction in working capital reflects a net decrease of 54 million euro in trade receivables and an increase of 49 million euro in trade payables due to better management, as partly offset by an increase of 5 million euro in inventories due to the growth in the number of directly operated stores. Net other operating receivables/payables also improved, coming down by 9 million euro.

Working capital was 57 million euro lower than at December 31, 2005, mostly due to an increase of 83 million euro in trade payables, as partly offset by an increase in inventories. In addition to the changes discussed in relation to working capital, the main reasons for the decrease of 62 million euro in capital employed were as follows:

    a decrease of 1 million euro in property, plant and equipment and intangible assets due to: 61 million euro in additions, 23 million euro in disposals mainly in the apparel segment, 42 million euro in depreciation, amortization, impairment and writebacks and 3 million euro in other changes;

    a decrease of 5 million euro in non-current financial assets.

The Group's net financial position is discussed in more detail in the Explanatory notes.

Cash flows during the first half of 2006 are summarized below together with comparative figures for the same period in 2005:
	1st half	1st half
(millions of euro)	2006	2005
Cash flow provided/(used) by operating activities	154	92
Cash flow provided/(used) by investing activities	(43)	(20)	(A)
Free cash flow	111	72

Cash flow provided/(used) by financing activities:
- dividends paid	(64)	(62)
- net change in sources of finance	4	4
- net change in cash and cash equivalents	(51)	(14)
Cash flow provided/(used) by financing activities	(111)	(72)

(A) Includes 29 million euro in proceeds from the sale of financial assets.

Cash flow provided by operating activities improved by over 62 million euro, mainly as a result of working capital management.

Cash flow used by investing activities reflected 18 million euro more in commercial and production investments, as partially offset by property divestments made in the first half of 2006 and sales of financial assets in the first half of 2005.

Further information of an economic and financial nature is provided in the Explanatory notes to the consolidated financial statements.

Reconciliation of consolidated shareholders'equity and net income with those of Benetton Group S.p.A. This can be found in the section of the Explanatory notes relating to shareholders'equity.

Consolidated financial statements
Consolidated income		1st half	1st half	Full year
statement	(thousands of euro)	2006	2005	2005	Notes
	Revenues	898,326	841,716	1,765,073	1

	Other operating income	42,447	25,051	76,601	2

	Change in inventories of finished products and work in progress	23,683	39,097	41,339

	Purchases and change in inventories
	of raw materials and consumables	312,632	250,969	560,374	3

	Payroll and related costs	115,431	108,302	221,043	4

	Depreciation and amortization:
	- of property, plant and equipment	29,472	31,386	62,242	5
	- of intangible assets	11,765	11,788	23,125	6
		41,237	43,174	85,367

	Other operating costs:
	- external services	315,991	330,154	631,228	7
	- leases and rentals	62,045	48,876	104,478	8
	- impairment of property, plant and equipment and intangible assets	2,219	851	50,340	9
	- write-downs of doubtful accounts	5,496	11,291	17,387	10
	- provisions for risks	3,179	2,065	19,780	11
	- other operating costs	17,199	15,652	35,842	12
		406,129	408,889	859,055

	Operating profit	89,027	94,530	157,174

	Share of income/(loss) of associated companies	55	27	(60)	13

	Net financial expenses and exchange differences	(6,581)	(10,901)	(22,722)	14

	Income before taxes	82,501	83,656	134,392

	Income taxes	17,708	21,266	20,288	15

	Net income for the period attributable to
	the Parent Company and minority interests	64,793	62,390	114,104

	Net income/(loss) attributable to:
	- shareholders of the Parent Company	63,707	62,532	111,873
	- minority interests	1,086	(142)	2,231

	Basic earnings per share (euro)	0.35	0.34	0.62
	Diluted earnings per share (euro)	0.35	0.34	0.62

Consolidated balance sheet	(thousands of euro)	06.30.2006	12.31.2005	06.30.2005	Notes
- Assets	Non-current assets

	Property, plant and equipment				16
	Land and buildings	559,029	565,205	578,945
	Plant, machinery and equipment	63,421	68,535	79,414
	Furniture, fittings and electronic devices	40,321	42,273	39,165
	Vehicles and aircraft	9,980	10,470	10,653
	Assets under construction and advances	15,842	10,957	4,270
	Leased assets	7,549	7,728	11,247
	Leasehold improvements	38,576	37,835	44,813
		734,718	743,003	768,507

	Intangible assets				17
	Goodwill and other intangible assets of indefinite useful life	8,510	8,510	10,678
	Intangible assets of finite useful life	150,540	143,239	138,396
		159,050	151,749	149,074

	Other non-current assets
	Investments	1,873	5,130	5,477	18
	Investment securities	-	-	223
	Guarantee deposits	21,926	21,879	20,869	19
	Medium/long-term financial receivables	4,881	7,459	17,151	20
	Other medium/long-term receivables	61,282	46,120	53,775	21
	Deferred tax assets	185,600	196,998	189,891	22
		275,562	277,586	287,386
	Total non-current assets	1,169,330	1,172,338	1,204,967

	Current assets
	Inventories	320,434	287,246	315,341	23
	Trade receivables	643,723	655,386	700,195	24
	Tax receivables	24,071	25,173	24,890	25
	Other receivables, accrued income and prepaid expenses	62,991	49,730	38,260	26
	Financial receivables	25,945	12,970	13,694	27
	Available for sale financial assets	-	-	88,751
	Cash and banks	246,780	196,327	276,231	28
	Total current assets	1,323,944	1,226,832	1,457,362

	Assets held for sale	7,916	7,826	8,938	29
	TOTAL ASSETS	2,501,190	2,406,996	2,671,267

Consolidated balance sheet	(thousands of euro)	06.30.2006	12.31.2005	06.30.2005	Notes
- Shareholders'equity	Shareholders'equity
and liabilities
	Shareholders'equity attributable to the Parent Company
	Share capital	236,026	236,026	236,026	30
	Additional paid-in capital	56,574	56,574	56,574	31
	Fair value and hedging reserve	(641)	123	(577)	32
	Other reserves and retained earnings	905,142	857,314	854,798	33
	Net income for the period	63,707	111,873	62,532
		1,260,808	1,261,910	1,209,353

	Minority interests	11,422	13,050	10,161	34
	Total shareholders'equity	1,272,230	1,274,960	1,219,514

	Liabilities

	Non-current liabilities
	Medium/long-term loans	500,252	503,163	503,359	35
	Other medium/long-term liabilities	38,913	24,152	45,208	36
	Lease financing	8,084	10,096	14,648	37
	Retirement benefit obligations	50,148	49,767	47,123	38
	Other provisions and medium/long-term liabilities	39,935	41,603	51,847	39
		637,332	628,781	662,185

	Current liabilities
	Trade payables	398,540	314,953	349,524	40
	Other payables, accrued expenses and deferred income	108,337	112,662	79,994	41
	Current income tax liabilities	10,448	9,275	7,220	42
	Other current provisions and liabilities	13,089	11,830	-	43
	Current portion of lease financing	4,956	5,390	6,135	44
	Current portion of medium/long-term loans	539	654	849	45
	Current portion of bonds	-	-	299,984
	Financial payables	22,753	19,587	21,961	46
	Bank loans and overdrafts	32,966	28,904	23,901
		591,628	503,255	789,568
	Total liabilities	1,228,960	1,132,036	1,451,753
	TOTAL SHAREHOLDERS'EQUITY AND LIABILITIES	2,501,190	2,406,996	2,671,267

The Explanatory notes (pages 24 through 63) are to be considered an integral part of this report.

Shareholders'equity -			Additional	Fair value	Other reserves
Statement of changes		Share	paid-in	and hedging	& retained	Translation	Net	Minority
	(thousands of euro)	capital	capital	reserve	earnings	differences	income/ (loss)	interests	Total
	Balances as of January 1, 2005	236,026	56,574	1,114	800,785	2,715	108,795	6,881	1,212,890

	Carryforward of
	2004 net income	-	-	-	108,795	-	(108,795)	-	-

	Dividend distributed as approved
	by Ordinary Shareholders'
	Meeting of May 16, 2005	-	-	-	(61,730)	-	-	-	(61,730)

	Increase in share capital	-	-	-	-	-	-	2,002	2,002

	Minority interest arising on
	business combinations (IFRS 3)	-	-	-	-	-	-	1,178	1,178

	Dividends distributed
	by subsidiaries	-	-	-	-	-	-	(619)	(619)

	Changes in the period (IAS 39)	-	-	(1,691)	-	-	-	-	(1,691)

	Stock options	-	-	-	1,082	-	-	-	1,082

	Currency translation differences	-	-	-	-	3,151	-	861	4,012

	Net income for the period	-	-	-	-	-	62,532	(142)	62,390

	Balances as of June 30, 2005	236,026	56,574	(577)	848,932	5,866	62,532	10,161	1,219,514

	Dividends distributed
	by subsidiaries	-	-	-	-	-	-	(12)	(12)

	Changes in the period (IAS 39)	-	-	700	-	-	-	-	700

	Stock options	-	-	-	1,120	-	-	-	1,120

	Currency translation differences	-	-	-	-	1,396	-	528	1,924

	Net income for the period	-	-	-	-	-	49,341	2,373	51,714

	Balances as of Dec. 31, 2005	236,026	56,574	123	850,052	7,262	111,873	13,050	1,274,960

	Carryforward of
	2005 net income	-	-	-	111,873	-	(111,873)	-	-

	Changes in the period (IAS 39)	-	-	(764)	-	-	-	-	(764)

	Stock options	-	-	-	402	-	-	-	402

	Dividend distributed as approved
	by Ordinary Shareholders'
	Meeting of May 9, 2006	-	-	-	(61,730)	-	-	-	(61,730)

	Dividends distributed
	by subsidiaries	-	-	-	-	-	-	(2,128)	(2,128)

	Currency translation differences	-	-	-	-	(2,717)	-	(586)	(3,303)

	Net income for the period	-	-	-	-	-	63,707	1,086	64,793

	Balances as of June 30, 2006	236,026	56,574	(641)	900,597	4,545	63,707	11,422	1,272,230

Consolidated cash flow		1st half	1st half
statement	(thousands of euro)	2006	2005
	Operating activities

	Net income for the period attributable to the Parent Company
	and minority interests	64,793	62,390
	Income taxes expense	17,708	21,266
	Income before taxes	82,501	83,656

	Adjustments for:
	- depreciation and amortization	41,237	43,174
	- (gains)/losses on disposal of assets	(5,588)	2,591
	- net provisions charged to income statement	11,309	16,963
	- use of provisions	(5,616)	(6,766)
	- exchange differences	(872)	908
	- shares of (income)/losses of associated companies	(55)	(26)
	- net financial (income)/expenses	7,453	9,993
	Cash flow from operating activities before
	changes in working capital	130,369	150,493

	Cash flow from changes in working capital	41,542	(33,606)
	Payment of taxes	(8,722)	(15,121)
	Interest paid	(26,286)	(22,043)
	Interest received	16,905	12,742
	Exchange differences	224	(908)
	Cash flow provided/(used) by operating activities	154,032	91,557

	Investing activities

	Operating investments	(65,693)	(43,987)
	Operating divestments	22,432	5,332
	Purchase of investments	-	(6,899)
	Sale of investments	10	-
	Operations in non-current financial assets	537	25,924	(A)
	Cash flow provided/(used) by investing activities	(42,714)	(19,630)

	Financing activities

	Change in shareholders'equity	-	2,009
	Net change in other sources of finance	3,590	2,465
	Payment of dividends	(63,858)	(62,350)
	Cash flow provided/(used) by financing activities	(60,268)	(57,876)

	Net increase/(decrease) in cash and cash equivalents	51,050	14,051

	Cash and cash equivalents at the beginning of the period	196,327	260,196
	Translation differences and other movements	(597)	1,984
	Cash and cash equivalents at the end of the period	246,780	276,231

	(A) Includes 29 million euro for the sale of financial assets.

Explanatory notes

Group activities

Benetton Group S.p.A. (the "Parent Company") and its subsidiary companies (hereinafter also referred to as the "Group") primarily manufacture and market fashion apparel in wool, cotton and woven fabrics, as well as leisurewear. The manufacture of finished articles from raw materials is undertaken partly within the Group and partly using subcontractors, whereas selling is carried out through an extensive commercial network both in Italy and abroad, consisting mainly of stores operated and owned by third parties.

The legal headquarters and other such information are shown on the last page of this document. The Parent Company is listed on the Milan, Frankfurt, and New York stock exchanges.

 Form and content of the consolidated financial statements

The consolidated financial statements of the Group include the financial statements as of June 30 of Benetton Group S.p.A. and all Italian and foreign companies in which the Parent Company holds, directly or indirectly, the majority of the voting rights. The consolidated financial statements also include the accounts of certain 50%-owned companies over which the Group exercises a significant influence such that it has control over them. In particular:

        Benetton Korea Inc., since the effective voting rights held by Benetton Japan Co., Ltd. (a company indirectly wholly-owned by Benetton Group S.p.A.) total 51% of all voting rights;

        Benetton Giyim Sanayi ve Ticaret A.S. (a Turkish company), since the licensing and distribution agreements grant Benetton Group S.p.A. a dominant influence over the company, as well as the majority of risks and rewards linked to its business activities.

        Financial statements of subsidiaries have been reclassified, where necessary, for consistency with the format adopted by the Parent Company. Such financial statements have been adjusted so that they are consistent with the reference international accounting and financial reporting standards.

        These financial statements have been prepared on a "going concern" basis, matching costs and revenues to the accounting periods to which they relate. The reporting currency is the euro and all values have been rounded to thousands of euro.

         Consolidation criteria

        The method of consolidation adopted for the preparation of the consolidated financial statements is as follows:

        Consolidation of subsidiary companies'financial statements according to the line-by-line method, with elimination of the carrying value of the shareholdings held by the Parent Company and other consolidated companies against the relevant shareholders'equity.

        When a company is consolidated for the first time, any positive difference emerging from the elimination of its carrying value on the basis indicated in a. above, is allocated, where applicable, to the assets and liabilities of the subsidiary. The excess of the cost of acquisition over the net assets is recorded as "Goodwill and other intangible assets of indefinite useful life".

        Negative differences are recorded in the income statement as income.

        Intercompany receivables and payables, costs and revenues, and all significant transactions between consolidated companies, including the intragroup payment of dividends, are eliminated.

        Unrealized intercompany profits and gains and losses arising from transactions between Group companies are also eliminated.

        Minority interests in shareholders'equity and the result for the period of consolidated subsidiaries are classified separately as "Minority interests" under shareholders'equity and as "Income attributable to minority interests" in the consolidated income statement.

        The financial statements of foreign subsidiaries are translated into euro using period-end exchange rates for assets and liabilities and average exchange rates for the period for the income statement. Differences arising from the translation into euro of foreign currency financial statements are reflected directly in consolidated shareholders'equity as a separate component.

Accounting standards and policies

The 2006 half-year report has been prepared in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and adopted by the European Union, which are in force at the date of its preparation (September 2006); more specifically, as required by IAS 34 (Interim Financial Reporting) a condensed reporting format has been adopted. No accounting standards or interpretations have been revised or issued, applicable from January 1, 2006, that have had a significant impact on the Group's consolidated financial statements.

 Valuation criteria

The financial statements have been prepared on a historical cost basis, with the exception of the valuation of certain financial instruments. The principal accounting policies applied are detailed below:

Revenues. Revenues arise from ordinary company operations and include sales revenues and service revenues.

Revenues from product sales net of any discounts are recognized when the company transfers the main risks and rewards associated with ownership of the goods and when collection of the relevant receivables is reasonably certain. Revenues from sales by directly operated stores are recognized when the customer pays. Revenues from services are recorded with reference to the stage of completion of the transaction as of the balance sheet date. Revenues are recorded in the financial period in which the service is provided, based on the percentage of completion method. If revenues from the services cannot be estimated reliably, they are only recognized to the extent that the relative costs are recoverable. Recognizing revenues using this method makes it possible to provide suitable information about the service provided and the economic results achieved during the financial period. Royalties are recognized on an accruals basis in accordance with the substance of the contractual agreements.

Interest income. Interest income is recorded on a time-proportion basis, taking account of the effective yield of the asset to which it relates.

Dividends. Dividends from third parties are recorded when the shareholders'right to receive payment becomes exercisable, following a resolution of the shareholders of the company in which the shares are held.

Expense recognition. Expenses are recorded on an accruals basis.

Income and costs relating to lease contracts. Income and costs from operating lease contracts are recognized on a straight-line basis over the duration of the contract to which they refer.

Income taxes. Current income taxes are calculated on the basis of taxable income, in accordance with applicable local regulations.

Italian Group companies have made a group tax election under article 117 et seq. of the Tax Consolidation Act DPR 917/86, based on a proposal by the consolidating parent company Edizione Holding S.p.A., which decided to opt for this type of tax treatment on December 30, 2004. The election lasts for three years starting from the 2004 fiscal year.

The relationships arising from participation in the group tax election are governed by specific rules, approved and signed by all participating companies.

This participation enables the companies to identify, and then transfer current taxes, even when the taxable result is negative, recognizing a corresponding receivable due from Edizione Holding S.p.A.; conversely, if the taxable result is positive, the current taxes transferred give rise to a payable in respect of the consolidating parent company Edizione Holding S.p.A.

The relationship between the parties, governed by contract, provides for the transfer of the full amount of tax calculated on the taxable losses or income at current IRES (corporation tax) rates. The net balance of deferred tax assets and liabilities is also recorded.

Deferred tax assets are recorded for all temporary differences to the extent it is probable that taxable income will be available against which the deductible temporary difference can be utilized. The same principle is applied to the recognition of deferred tax assets on the carryforward of unused tax losses.

The carrying value of deferred tax assets is reviewed at every balance sheet date and, if necessary, reduced to the extent that it is no longer probable that sufficient taxable income will be available to recover all or part of the asset. The general rule provides that, with specific exceptions, deferred tax liabilities are always recognized.

Deferred tax assets and liabilities are calculated using tax rates which are expected to apply in the period when the asset is realized or the liability settled, using the tax rates and tax regulations which are in force at the balance sheet date.

Tax assets and liabilities for current taxes are only offset if there is a legally enforceable right to set off the recognized amounts and if it is intended to settle or pay on a net basis or to realize the asset and settle the liability simultaneously. It is possible to offset deferred tax assets and liabilities only if it is possible to offset the current tax balances and if the deferred tax balances refer to income taxes levied by the same tax authority.

Earnings per share. Basic earnings per share are calculated by dividing income attributable to Parent Company shareholders by the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share are calculated by dividing the income or loss attributable to Parent Company shareholders by the weighted average number of outstanding shares, taking account of all potential ordinary shares with a dilutive effect (for example employee stock option plans).

Property, plant and equipment. These are recorded at purchase or production cost, including the price paid to buy the asset (net of discounts and rebates) and any costs directly attributable to the purchase and commissioning of the asset. The cost of a commercial property purchased is the purchase price or equivalent of the price in cash including all other directly attributable expenses such as legal costs, registration taxes and other transaction costs. The cost of internally produced assets is the cost at the date of completion of work. Property, plant and equipment are shown at cost less accumulated depreciation and impairment losses, plus any recovery of asset value. Plant and machinery may have components with different useful lives. Depreciation is calculated on the useful life of each individual component. In the event of replacement, new components are capitalized to the extent that they satisfy the criteria for recognition as an asset, and the carrying value of the replaced component is eliminated from the balance sheet. The residual value and useful life of an asset is reviewed at least at every financial year-end and if, regardless of depreciation already recorded, an impairment loss occurs determined under the criteria contained in IAS 36, the asset is correspondingly written down in value; if, in future years, the reasons for the write-down no longer apply, its value is restored. Ordinary maintenance costs are expensed in full to the income statement as incurred, while maintenance costs which increase the value of the asset are allocated to the related assets and depreciated over their residual useful lives.

The value of an asset is systematically depreciated over its useful life, on a straight-line basis, indicatively as show below:
Useful life (years)
Buildings	33 - 50
Plant and machinery	4 - 12
Industrial and commercial equipment	4 - 10
Other assets:
- office and store furniture, fittings and electronic devices	4 - 10
- vehicles	4 - 5
- aircraft	15 - 16

Land is not depreciated.

The commercial properties are depreciated over 50 years. Leasehold improvement costs are depreciated over the shorter of the period during which the improvement may be used and the residual duration of the lease contract.

Assets acquired under finance leases are recognized at their fair value at the start of the lease, while the corresponding lease installments are recorded as a liability to the leasing company; assets are depreciated at the normal depreciation rate used for similar assets. In the case of sale and leaseback transactions resulting in a finance lease, any gain resulting from the sale and leaseback is deferred and released to income over the lease term. Leases for which the lessor effectively maintains all risks and rewards incidental to asset ownership are classified as operating leases. Costs pertaining to operating leases are expensed to income on a straight-line basis over the length of the related agreement.

Intangible assets. Intangible assets are measured initially at cost, normally defined as their purchase price, inclusive of any non-refundable purchase taxes and less any trade discounts and rebates; also included is any directly attributable expenditure on preparing the asset for its intended use, up until the asset is capable of operating. The cost of an internally generated intangible asset includes only those expenses which can be directly attributed or allocated to it as from the date on which it satisfies the criteria for recognition as an asset. After initial recognition, intangible assets are carried at cost, less accumulated amortization and any accumulated impairment losses calculated in accordance with IAS 36.

Goodwill is recognized initially by capitalizing, in intangible assets, the excess of the purchase cost over the fair value of the net assets of the newly acquired, incorporated or merged company. As required by IAS 38, at the time of recognition, any intangible assets that have been generated internally by the acquired entity are eliminated from goodwill.

Goodwill not allocated to specific items is not amortized, but is submitted to an impairment test annually to identify any reductions in value, or more often whenever there is any evidence of impairment loss (see impairment of non-financial assets).

Research costs are charged to the income statement in the period in which they are incurred.

Items which meet the definition of "assets acquired as part of a business combination" are only recognized separately if their fair value can be measured reliably.

Intangible assets are amortized unless they have indefinite useful lives. Amortization is applied systematically over the intangible asset's useful life, which reflects the period it is expected to benefit. The residual value at the end of the useful life is assumed to be zero, unless there is a commitment by third parties to buy the asset at the end of its useful life or there is an active market for the asset. Management reviews the estimated useful lives of intangible assets at every financial year end.

Normally, the amortization period for main brands ranges from 15 to 25 years; patent rights are amortized over the duration of their rights of use, while deferred and commercial expenses are amortized over the remaining term of the lease contracts, with the exception of "fonds de commerce" of French and Belgian companies, which are amortized over 20 years.

Impairment losses of non-financial assets. The carrying amounts of the Benetton Group's property, plant and equipment and intangible assets are submitted to impairment testing whenever there are obvious internal or external signs indicating that the asset or group of assets (defined as Cash-Generating Units or CGUs) may be impaired.

In the case of goodwill, other intangible assets with indefinite lives and intangible assets not in use, the impairment test must be carried out at least annually and, anyway, whenever there is evidence of possible impairment.

The impairment test is carried out by comparing the carrying amount of the asset or CGU with the recoverable value of the same, defined as the higher of fair value (net of any costs to sell) and its value in use. Value in use is determined by calculating the present value of future net cash flows expected to be generated by the asset or CGU. If the carrying amount is higher than the recoverable amount, the asset or CGU is written down by the difference.

The conditions and methods applied by the Group for reversing impairment losses, excluding in any case those relating to goodwill that may not be reversed, are as set out in IAS 36.

The Benetton Group has identified assets and CGUs (for example: stores operated directly and by third parties, and textile segment factories) to be submitted to impairment testing as well as the test methodology: for real estate and some categories of asset (for example: "fonds de commerce" associated with French and Belgian stores) fair value is used, while value in use is adopted for most of the other assets.

Financial assets. All financial assets are measured initially at cost, which corresponds to the consideration paid including transaction costs (such as advisory fees, stamp duties and payment of amounts required by regulatory authorities).

Classification of financial assets determines their subsequent valuation, which is as follows:

    held-to-maturity investments, loans receivable and other financial receivables: these are recorded at amortized cost, less any write-downs carried out to reflect impairment losses. Gains and losses associated with this type of asset are recognized in the income statement when the investment is removed from the balance sheet on maturity or if it becomes impaired;

    available for sale financial assets: these are recorded at fair value, and gains and losses deriving from subsequent measurement are recognized in shareholders'equity. If the fair value of these assets cannot be determined reliably, they are measured at cost, as adjusted for any impairment.

If it is no longer appropriate to classify an investment as "held-to-maturity" following a change of intent or ability to hold it until maturity, it must be reclassified as "available for sale" and remeasured to fair value. The difference between its carrying amount and fair value remains in shareholders'equity until the financial asset is sold or otherwise transferred, in which case it is booked to the income statement.

Investments in subsidiaries that are not consolidated on a line-by-line basis because they are not yet operative or are in liquidation as of the balance sheet date, and investments in associates are valued at cost and adjusted for any impairment losses.

The amount by which cost exceeds shareholders'equity of subsidiary companies at the time they are acquired is allocated on the basis described in paragraph b) of the consolidation methods. Investments of less than 20% in other companies are carried at cost, written down for any permanent losses in value. The original value of these investments is reinstated in future accounting periods should the reasons for such write-downs no longer apply.

All financial assets are recognized on the date of negotiation, i.e. the date on which the Group undertakes to buy or sell the asset. A financial asset is removed from the balance sheet only if all risks and rewards associated with the asset are effectively transferred together with it or, should the transfer of risks and rewards not occur, if the Group no longer has control over the asset.

Inventories. Inventories are valued at the lower of purchase or manufacturing cost, generally determined on a weighted average cost basis, and their market or net realizable value.

Manufacturing cost includes raw materials and all attributable direct and indirect production-related expenses.

The calculation of estimated realizable value includes any manufacturing costs still to be incurred and direct selling expenses. Obsolete and slow-moving inventories are written down in relation to their possibility of employment in the production process or to realizable value.

Trade receivables. These are recorded at estimated realizable value, which is face value less write-downs which reflect estimated losses on receivables; the provisions for doubtful accounts are included among other operating costs in the income statement. Any medium/long-term receivables that include an implicit interest component are discounted to present value using an appropriate market rate. Receivables discounted without recourse, for which all risks and rewards are substantially transferred to the assignee, are derecognized from the financial statements at their nominal value.

Commissions paid to factoring companies for their services are included in service costs.

Accruals and deferrals. These are recorded to match costs and revenues within the accounting periods to which they relate.

Cash and banks. These include cash equivalents held to meet short-term cash commitments and which are highly liquid and readily convertible to known amounts of cash.

Retirement benefit obligations. The provision for employee termination indemnities (TFR), included in this item, falls within the scope of IAS 19 (Employee benefits) being like a defined benefit plan. The amount recorded in the balance sheet is valued on an actuarial basis using the projected unit credit method. The process of discounting to present value uses a rate of interest which reflects the market yield on securities issued by leading companies with a similar maturity to that expected for this liability. The calculation considers TFR to be already mature for employment services already performed and includes assumptions concerning future increases in wages and salaries.

Net cumulative actuarial gains and losses not recognized at the beginning of the financial year which exceed 10% of the Group's defined benefit obligation are recorded on the income statement in the period in which they occur (the "corridor approach").

Provisions for contingent liabilities. The Group makes provisions only when a present obligation exists for a future outflow of economic resources as a result of a past event, and when it is probable that this outflow will be required to settle the obligation and a reliable estimate can be made of the same. The amount recognized as provision is the best estimate of the expenditure required to settle the present obligation completely, discounted to present value using a suitable pre-tax rate.

Any provisions for restructuring costs are recognized when the Group has drawn up a detailed restructuring plan and has announced it to the parties concerned.

In the case of onerous contracts where the unavoidable costs of meeting the contractual obligations exceed the economic benefits expected to be received under the contract, the present obligation is recognized and measured as a provision.

Trade payables. These are stated at face value. The implicit interest component included in medium/long-term payables is recorded separately using an appropriate market rate.

Financial liabilities. Financial liabilities are divided into two categories:

    liabilities acquired with the intention of making a profit from short-term price fluctuations or which form part of a portfolio which has the objective of short-term profit-taking. These are recorded at fair value, with the related gains and losses booked to the income statement;

    other liabilities, which are recorded on the basis of amortized cost.

Foreign currency transactions and derivative financial instruments. Transactions in foreign currencies are recorded using the exchange rates on the transaction dates. Exchange gains or losses realized during the period are booked to the income statement.

At the balance sheet date, the Group companies have adjusted receivables and payables in foreign currency using exchange rates ruling at period-end, booking all resulting gains and losses to the income statement.

Fair value hedges for specific assets and liabilities are recorded in assets and liabilities; the hedging instrument and the underlying item are measured at fair value and the respective changes in value (which generally offset each other) are recognized in the income statement.

Cash flow hedges are recorded under assets and liabilities; the hedging instrument is measured at fair value and the effective portion of changes in value are recognized directly in an equity reserve, which is released to the income statement in the financial periods in which the cash flows of the underlying item occur; the ineffective portion of the changes in value is recognized in the income statement.

The shareholders'equity of foreign subsidiaries is subject to hedging in order to protect investments in foreign companies from fluctuations in exchange rates (foreign exchange translation risk). Exchange differences resulting from these capital hedging transactions are debited or credited directly to shareholders'equity as an adjustment to the translation differences reserve and are reversed to income at the time of disposal or settlement.

Derivative instruments for managing interest and exchange rate risks, which do not meet the formal requirements to qualify for IFRS hedge accounting, are recorded under financial assets/liabilities with changes in value reported through the income statement.

Share-based payments (stock options). The Group stock option plan provides for the physical delivery of the shares on the date of exercise. Share-based payments are measured at fair value on the grant date. This value is booked to the income statement on a straight-line basis over the period during which the options vest and it is offset by an entry to a reserve in shareholders'equity; the amount booked is based on a management estimate of the stock options which will effectively vest for staff so entitled, taking into account the attached conditions not based on the market value of the shares. Fair value is calculated using the Black & Scholes method.

Government capital grants. Any government capital grants are reported in the balance sheet by recording the grant as an adjusting entry to the carrying value of the asset.

Financial risk management

The Benetton Group has always paid special attention to the identification, valuation and hedging of financial risk. In November 2005, the Board of Directors of the Benetton Group approved the new "Group Financial Policy" aimed at defining general principles and guidelines on financial management and the management of financial risks, such as interest rate risk, foreign exchange rate risk, and financial counterparty credit risk.

Foreign exchange rate risk. The Group is exposed to exchange rate fluctuations, which can impact on its economic results and the value of shareholders'equity. Specifically, based on the type of exposure, the Group identifies the following classes of risk:

    Exposure to economic exchange risk. The Group's companies may have:

      costs and revenues denominated in currencies other than the functional currency or other currency (usually Usd or Eur) normally used in the companies'reference market and whose exchange rate fluctuations can impact on the operating profit;

      trade payables or receivables denominated in currencies other than the functional currency of the company to which they refer, where an exchange rate fluctuation can determine the realization or the reporting of positive or negative exchange rate differences.

    Exposure to transaction exchange risk. The Group's companies may have financial payables or receivables denominated in currencies other than the functional currency of the company to which they refer and whose exchange rate fluctuations can cause the realization or the reporting of positive or negative exchange rate differences.

    Exposure to exchange translation risk. Some of the Group's subsidiaries are located in countries which do not belong to the European Monetary Union and their functional currency differs from the euro, which is the Group's reference currency:

      the income statements of these companies are translated into euro using the period's average exchange rate, and, with revenues and margins being the same in local currency, exchange rate fluctuations can impact on the value in euro of revenues, costs and economic results;

      assets and liabilities of these companies are translated at the period-end exchange rate and therefore can have different values depending on exchange rate fluctuations. As provided for by the accounting standards adopted, the effects of such variations are recognized directly in shareholders'equity as translation differences.

It is the Group's policy to manage foreign exchange risk through derivative financial instruments such as currency forwards, currency swaps, currency spot transactions and currency options; speculative trading is not allowed.
	Notional amounts		Fair value
(thousands of euro)		Positive	Negative	Net
Economic exchange risk	247,861	2,265	(1,594)	671
- fair value hedge	76,633	1,540	(229)	1,311
- fair value hedge - option	33,619	156	(275)	(119)
- cash flow hedge	113,594	465	(943)	(478)
- cash flow hedge - option	24,015	104	(147)	(43)

Translation exchange risk	116,318	660	(1,766)	(1,106)
- fair value hedge	33,473	431	(150)	281
- cash flow hedge	7,803	229	-	229
- cash flow hedge - option	75,042	-	(1,616)	(1,616)

Transaction exchange risk - fair value hedge	698,615	9,869	(7,353)	2,516

The notional amounts represent the total absolute value of all transactions valued at the relevant forward exchange rate.

Fair value was calculated by discounting and translating future cash flows using market rates as of the balance sheet date (in particular, interest and exchange rates).

Interest rate risk. The Group's companies use external financial resources in the form of loans and invest available liquidity in money-market and capital-market instruments. Variations in market interest rates influence the cost and revenue of different funding and investment instruments, thus impacting on the Group's financial income and expenses.

At June 30, 2006 there were 50 million euro in interest rate swaps at notional value, all of which will expire in the early part of 2008.

Credit risk. The Group has different concentrations of credit risk depending on the nature of the activities which have generated the receivables.

Trade credit risk basically relates to wholesale sales. Accordingly, the Group has policies in place to ensure that wholesale sales of products are made to customers with an appropriate credit history. Sales to retail customers are made in cash or using credit cards and other electronic cards.

Receivables which are partially or totally irrecoverable, if sufficiently significant, are written down on an individual basis. The amount of the write-down takes into account a forecast of recoverable cash flows and their relevant collection date, as well as the fair value of warranties. Collective provisions are made for receivables which are not subject to individual write-down, taking into account bad debt history and statistical data.

Financial credit risk lies in the counterpart's or the issuer's inability to settle its financial obligations.

The Group invests available liquidity in money-market and capital-market instruments. These instruments must have a minimum long-term issuer and/or counterpart rating of S&P's "A-" (or equivalent) and/or a minimum short-term issuer and/or counterpart rating of S&P's "A-2" (or equivalent).

With the exception of bank deposits, the maximum investment allowed in all other instruments may not exceed 10% of the Group's liquidity investments, with a ceiling of 20 million euro for each issuer/counterpart, in order to avoid excessive concentration in a single issuer for sovereign issuers with rating lower than "A" (or equivalent) and for all other issuers with rating lower than "AA" (or equivalent).

As of June 30, 2006 the Group's available liquidity was mainly invested in bank deposits and current accounts with leading financial institutions.

Liquidity risk. Liquidity risk can arise through the inability to access, at economically viable conditions, the financial resources needed to guarantee the Group's ability to operate.

The two main factors influencing the Group's liquidity position are the resources generated or used by operating and investment activities, and the maturity and renewal profiles of debt or liquidity profile of financial investments.

Liquidity requirements are monitored by the Parent Company's head office functions in order to guarantee effective access to financial resources or adequate investment of liquidity.

As of June 30, 2006 the Group had unutilized "committed" credit facilities in the amount of 500 million euro and "uncommitted" credit facilities in the amount of 380 million euro.

Management feels that currently available funds and credit facilities, apart from those which will be generated by operating and financing activities, will allow the Group to satisfy its requirements as far as investment, working capital management, and debt repayment at natural maturity are concerned.

Supplementary information

Identification of segments. The Group has identified "business" as the primary reporting basis for its segment information, since this is the primary source of risks and rewards; geographical area is the basis for its secondary segment reporting.

The Group's activities are divided into three segments in order to provide the basis for effective administration and decision-making, and to supply representative and significant information about company performance to financial investors.

The business segments are as follows:

    apparel, represented by casualwear, carrying the United Colors of Benetton and Sisley brands, and leisurewear, with the Playlife and Killer Loop brands. The information and results relating to the real estate companies are also included in this segment;

    textile, consisting of production and sales activities for raw materials (fabrics, yarns and labels), semi-finished products and industrial services;

    other and unallocated, includes activities relating to sports equipment produced for third parties by a Group manufacturing company.

The geographical areas defined by the Group for the purposes of secondary segment reporting in compliance with IAS 14 on the basis of significance are as follows:

    Italy;

    Rest of Europe;

    Asia;

    The Americas;

    Rest of the world.

Cash flow statement. In compliance with IAS 7, the cash flow statement, prepared using the indirect method, reports the Group's ability to generate cash and cash equivalents. Cash equivalents comprise short-term highly liquid financial investments that are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value. An investment normally meets the definition of a cash equivalent when it has a maturity of three months or less from the date of acquisition. Bank overdrafts are also part of the financing activity, unless they are payable on demand and form an integral part of an enterprise's cash and cash equivalents management, in which case they are classified as a component of cash and cash equivalents. Cash and cash equivalents included in the cash flow statement comprise the balance sheet amounts for this item at the reporting date. Cash flows in foreign currencies are translated at the average exchange rate for the period. Income and expenses relating to interest, dividends received and income taxes are included in cash flow from operating activities. The layout adopted by the Group reports separately:

    operating cash flow: operating cash flows are mainly linked to revenue-generation activities and are presented by the Group using the indirect method; this method adjusts net profit or loss for the effects of items which did not result in cash outflows or generate liquidity (i.e. non-cash transactions);

    investing cash flow: investing activities are reported separately because, amongst other things, they are indicative of investments/divestments aimed at the future generation of revenues and positive cash flows;

    financing cash flow: financing activities consist of the cash flows which determine a change in the size and composition of shareholders'equity and loans granted.

Use of estimates. Preparation of the half-year report and related notes at June 30, 2006 under IFRS has required management to make estimates and assumptions regarding assets and liabilities reported in the balance sheet and the disclosure of contingent assets and liabilities at the reporting date. The final results could be different from the estimates. The Group has used estimates for valuing assets subject to impairment testing as previously described, for valuing share-based payments, provisions for doubtful accounts, depreciation and amortization, employee benefits, deferred taxes and other provisions. The estimates and assumptions are reviewed periodically and the effects of any changes are immediately reflected in the income statement.

Minority shareholders. Transactions between the Group and minority shareholders are regulated in the same way as transactions with parties external to the Group. The sale of shareholding interests to minority shareholders by the Group generates gains or losses that are recognized in the income statement. The purchase of interests by minority shareholders is translated into goodwill, calculated as the excess of the amount paid over the share of the carrying value of the subsidiary's net assets.

Comments on the principal items in the income statement

[1] Revenues

	1st half	1st half
(thousands of euro)	2006	2005
Sales of core products	849,833	796,207
Miscellaneous sales	33,383	27,646
Royalty income	5,121	7,781
Other revenues	9,989	10,082
Total	898,326	841,716

The 6.7% increase in Group revenues on the first half of 2005 reflects:

    the contribution by the Turkish partnership formed in May 2005;

    the growth in sales by directly operated stores due to better performance by those already in operation in the comparative half year, and to the opening of new locations;

    the effects of the policy of developing the indirect commercial network and improving collection shipment methods, with a focus on providing the network with better service.

Significant growth continues to be reported by countries in the Mediterranean Area and Eastern Europe, as well as by China and India.

Miscellaneous sales relate mainly to sports equipment produced for third parties by a subsidiary in Hungary.

Other revenues refer mainly to the provision of services such as processing, cost recharges and miscellaneous services including the development of advertising campaigns.

Sales of core products, by product category
	1st half	1st half
(thousands of euro)	2006	2005
Casual apparel, accessories and footwear	787,878	733,251
Fabrics and yarns	48,269	50,064
Leisurewear	13,686	12,892
Total	849,833	796,207

Sales of core products, by brand

	1st half	1st half
(thousands of euro)	2006	2005
United Colors of Benetton	638,612	587,343
Sisley	149,227	145,753
Playlife	10,266	9,050
Killer Loop	3,459	3,997
Other sales	48,269	50,064
Total	849,833	796,207

The "United Colors of Benetton" brand also includes 245,691 thousand euro in sales by the "UCB Bambino" brand (204,065 thousand euro in the first half of 2005).

"Other sales" include sales of fabrics and yarns.

[2] Other operating income

	1st half	1st half
(thousands of euro)	2006	2005
Rental income	21,473	16,580
Gains on disposals of fixed assets	8,268	643
Other operating income	6,075	2,966
Out-of-period income	3,053	2,926
Reimbursements and compensation payments	2,405	1,481
Release of provisions	1,173	455
Total	42,447	25,051

The increase on the prior period is mainly attributable to higher rental income from retail stores managed by third parties and to capital gains realized mostly on the sale of a commercial property by a Spanish subsidiary.

 [3] Purchases and change in inventories of raw materials and consumables
	1st half	1st half
(thousands of euro)	2006	2005
Purchases and change in inventories of raw materials
and purchases of semi-finished, finished products and other materials	305,738	244,505
Other purchases	6,367	5,977
Purchases for advertising and promotion	538	524
(Discounts and rebates)	(11)	(37)
Total	312,632	250,969

The increase in these costs is mainly attributable to the growth in production volumes at the manufacturing units and to the larger quantity of goods purchased for resale.

[4] Payroll and related costs

These costs primarily refer to:

	1st half	1st half
(thousands of euro)	2006	2005
Wages and salaries	87,658	80,436
Social security contributions	22,734	22,124
Provision for retirement benefit obligations	3,807	4,065
Stock option costs	402	1,082
Other payroll and related costs	830	595
Total	115,431	108,302

Payroll and related costs have increased as a result of growth in the number of directly operated stores.

The total fair value of stock options has been calculated using the Black & Scholes method. The cost of stock options in the first half of 2006 reflects the effect of the departure from the Group in April 2006 of Fabrizio De Nardis, commercial director of the subsidiary Bencom S.r.l.

The number of employees is analyzed by category below:
			Period
	06.30.2006	12.31.2005	average
Management	96	99	98
White collar	4,578	4,000	4,289
Workers	2,482	2,400	2,441
Part-timers	1,242	1,479	1,360
Total	8,398	7,978	8,188

Depreciation and amortization

[5] Property, plant and equipment
	1st half	1st half
(thousands of euro)	2006	2005
Depreciation of buildings	6,041	6,900
Depreciation of plant, machinery and equipment	9,110	10,344
Depreciation of furniture, fittings and electronic devices	9,179	9,178
Depreciation of vehicles and aircraft	811	768
Depreciation of leased assets	414	537
Depreciation of leasehold improvements	3,917	3,659
Total	29,472	31,386

[6] Intangible assets
	1st half	1st half
(thousands of euro)	2006	2005
Amortization of industrial patents and intellectual property rights	130	118
Amortization of licenses, trademarks and similar rights	1,332	1,910
Amortization of deferred charges	7,165	5,842
Amortization of other intangible assets	3,138	3,918
Total	11,765	11,788

Other operating costs

[7] External services
	1st half	1st half
(thousands of euro)	2006	2005
Subcontracted work	160,675	193,541
Sales commissions	35,065	34,251
Advertising and promotion	32,411	25,669
Distribution and transport	29,678	25,820
Other services	19,334	14,914
Energy costs	14,399	12,430
Travel costs	5,713	4,804
Consulting and advisory fees	5,702	5,590
Maintenance costs	5,665	6,225
Emoluments of directors and statutory auditors	2,762	2,724
Postage and telephone expenses	2,441	2,000
Insurance	2,146	2,186
Total	315,991	330,154

The decrease in the value of subcontracted work is due to a number of factors associated with the operational flexibility of the manufacturing process which, by adopting operational methods most suited to the markets in which the Group is active, has become more efficient and integrated, resulting in a reduction of 32,866 thousand euro in these costs on the prior period.

Advertising and promotion costs are up as a result of consolidating the Turkish subsidiary and of higher costs for developing advertising campaigns for the Group and third-party customers; the costs incurred for developing third-party advertising campaigns have been matched by increased income from services reported under "Other revenues".

Distribution and transport costs have risen due to higher volumes, the growth in sales in Korea and India, and an increase in rates charged by suppliers of these services.

Other services mostly refer to miscellaneous services like company canteens, cleaning, graphic and design services and temporary staff.

[8] Leases and rentals. The cost of leases and rentals, amounting to 62,045 thousand euro (48,876 thousand euro in the first half of 2005), mostly relates to rental costs, which have increased from 43,162 thousand euro to 55,305 thousand euro as a result of the larger number of stores in the commercial network.

[9] Impairment of property, plant and equipment and intangible assets. This amount, totaling 2,219 thousand euro (851 thousand euro in the first half of 2005) mainly relates to the adjustment of certain commercial assets to their current market value.

[10] Write-downs of doubtful accounts. Write-downs of doubtful accounts are down to 5,496 thousand euro from 11,291 thousand in the first half of 2005. More information can be found in the note on current trade receivables.

[11] Provisions for risks. These include 1,563 thousand euro in additions to the provision for legal and tax risks (of which 1,264 thousand euro relating to short-term risks) and 1 million euro in additions to the provision for sales agent indemnities. The additions to the provision for legal and tax risks refer to disputes arising in the current or prior periods, while the remaining increases in provisions relate to exit costs for store closures. More details can be found in the note on "Other provisions and medium/long-term liabilities".

[12] Other operating costs
	1st half	1st half
(thousands of euro)	2006	2005
Indirect taxes and duties	4,367	4,402
Donations	1,317	1,314
Out-of-period expenses	1,082	1,315
Returns and discounts relating to sales in previous years	748	1,632
Losses on disposal of fixed assets	696	835
Other operating expenses	8,989	6,154
Total	17,199	15,652

"Other operating expenses", totaling 8,989 thousand euro, include various types of cost such as indemnities paid to third parties, costs relating to rent agreements and other sundry expenses.

[13] Share of income/(loss) of associated companies

This mainly refers to dividends received from third parties.

[14] Net financial expenses and exchange differences

This item is analyzed below:
	1st half	1st half
(thousands of euro)	2006	2005
Financial income	19,059	11,329
(Financial expenses)	(26,512)	(21,322)
Foreign currency hedging gains/(losses) and exchange differences	872	(908)
Total	(6,581)	(10,901)

Financial income
	1st half	1st half
(thousands of euro)	2006	2005
Miscellaneous financial income and income from derivatives	17,420	7,753
Interest income on bank current accounts	1,509	1,712
Interest income from non-current receivables	130	333
Interest income from securities classified as current assets	-	1,531
Total	19,059	11,329

"Miscellaneous financial income and income from derivatives" mainly includes:

    positive differentials on interest rate swaps of 934 thousand euro (2,610 thousand euro in the first half of 2005);

    income of 14,314 thousand euro from currency swaps and forward exchange contracts taken out to hedge economic and transaction exchange risks (3,707 thousand euro in the first half of 2005);

    premiums of 1,613 thousand euro on hedges against translation exchange risk (971 thousand euro in the first half of 2005).

Financial expenses
	1st half	1st half
(thousands of euro)	2006	2005
Miscellaneous financial expenses and expenses from derivatives	17,211	9,541
Interest on medium/long-term bank loans	7,059	6,217
Interest on short-term loans	1,473	409
Interest on bank overdrafts	385	509
Interest on loans from other lenders	243	444
Interest on advances against receivables	141	148
Interest on bonds	-	4,054
Total	26,512	21,322

"Miscellaneous financial expenses and expenses from derivatives" mostly include:

    negative differentials on interest rate swaps of 523 thousand euro (3,721 thousand euro in the first half of 2005);

    expenses of 13,335 thousand euro from currency swaps and forward exchange contracts taken out to hedge economic and transaction exchange risks (3,434 thousand euro in the first half of 2005);

    premiums of 780 thousand euro on hedges against translation exchange risk (200 thousand euro in the first half of 2005);

    discounts of 1,095 thousand euro allowed for early settlement of trade receivables (1,159 thousand euro in the first half of 2005);

    bank charges and commissions of 1,035 thousand euro (755 thousand euro in the first half of 2005).

Foreign currency hedging gains/(losses) and exchange differences. Exchange differences mainly originate from receipts from foreign customers and payments to foreign suppliers and from currency hedges. This item also includes exchange differences arising from translation of receivables and payables in foreign currency at the period-end exchange rate.

[15] Income taxes

These are analyzed as follows:
	1st half	1st half
(thousands of euro)	2006	2005
Current taxes	6,760	8,028

Deferred tax income:
- reversal of intercompany profits	(1,278)	1,417
- tax loss for the period	-	(4,370)
- impairment of investments	6,068	6,200
- provisions for risks and other charges	4,214	(110)
- taxes on a different depreciable/amortizable base
for property, plant and equipment and intangible assets	(1,623)	7,479
- capital losses	-	569
- carried forward tax losses	1,458	442
- fair value of derivatives	1,148	1,850
- other	1,467	(166)
Total deferred tax income	11,454	13,311

Deferred tax expenses:
- reversal of excess depreciation and the application
of finance lease accounting	267	(634)
- capital gains	(494)	(439)
- other	(279)	1,000
Total deferred tax expenses	(506)	(73)
Total	17,708	21,266

Comments on the principal asset items

Non-current assets

[16] Property, plant and equipment

The following table summarizes movements in property, plant and equipment during 2005 and the first half of 2006. The total amount of 734,718 thousand euro reported at the foot of the table is stated net of accumulated depreciation.
			Furniture,
		Plant,	fittings and	Vehicles	Assets under
	Land and	machinery and	electronic	and	construction	Leased	Leasehold
(thousands of euro)	buildings	equipment	devices	aircraft	and advances	assets	improvements	Total
Balance at 01.01.2005	579,986	79,658	38,913	10,583	3,724	11,743	48,158	772,765
Additions	9,427	12,456	27,029	1,324	9,848	-	12,233	72,317
Disposals	(1,980)	(1,792)	(1,069)	(289)	(144)	-	(1,000)	(6,274)
Depreciation	(12,611)	(21,007)	(17,746)	(1,586)	-	(898)	(8,394)	(62,242)
Impairment	(8,782)	(2,010)	(6,901)	-	-	-	(11,705)	(29,398)
Reclassification of
assets held for sale	(2,802)	(103)	(1,813)	(20)	-	(3,064)	(5)	(7,807)
Translation differences
and other movements	1,967	1,333	3,860	458	(2,471)	(53)	(1,452)	3,642
Balance at 12.31.2005	565,205	68,535	42,273	10,470	10,957	7,728	37,835	743,003
Change in
Consolidation	244	-	-	-	-	-	-	244
Additions	11,103	6,210	9,801	395	8,110	235	5,719	41,573
Disposals	(13,375)	(1,354)	(658)	(74)	(54)	-	(572)	(16,087)
Depreciation	(6,041)	(9,110)	(9,179)	(811)	-	(414)	(3,917)	(29,472)
Impairment	-	-	(1,136)	-	-	-	(953)	(2,089)
Translation differences
and other movements	1,893	(860)	(780)	-	(3,171)	-	464	(2,454)
Balance at 06.30.2006	559,029	63,421	40,321	9,980	15,842	7,549	38,576	734,718

Capital expenditure in the period, totaling 41,573 thousand euro, mainly related to:

    acquisitions of properties for commercial use and the related modernization and upgrading of stores for development of the sales network;

    plant, machinery and equipment purchased to boost production efficiency, particularly at the Italian manufacturing companies;

    the construction of a new factory by a subsidiary in Croatia;

    the purchase of store furniture and fittings.

Leasehold improvements mainly refer to the cost of restructuring and modernizing stores belonging to third parties.

Disposals in the six months amounted to 16,087 thousand euro, most of which referred to the sale of a commercial property by a Spanish subsidiary.

The impairment losses recognized in the period, totaling 2,089 thousand euro, mostly refer to the adjustment of certain commercial assets to their current market value.

Except for these assets, there were no other signs indicating any potential impairment of property, plant and equipment; this is why, in compliance with IAS 36, no further impairment testing has been carried out at June 30, 2006.

		06.30.2006			12.31.2005
		Accumulated			Accumulated
		depreciation and			depreciation and
(thousands of euro)	Gross	impairment	Net	Gross	impairment	Net
Land and buildings	684,651	125,622	559,029	686,096	120,891	565,205
Plant, machinery
and equipment	288,814	225,393	63,421	290,442	221,907	68,535
Furniture, fittings
and electronic devices	140,674	100,353	40,321	136,901	94,628	42,273
Vehicles and aircraft	22,911	12,931	9,980	22,823	12,353	10,470
Assets under construction
and advances	15,842	-	15,842	10,957	-	10,957
Leased assets	9,914	2,365	7,549	9,678	1,950	7,728
Leasehold improvements	124,753	86,177	38,576	123,857	86,022	37,835
Total	1,287,559	552,841	734,718	1,280,754	537,751	743,003

"Leased assets" are analyzed as follows:

(thousands of euro)	06.30.2006	12.31.2005
Land and buildings	5,959	5,959
Plant, machinery and equipment	3,955	3,719
(Accumulated depreciation)	(2,365)	(1,950)
Net book value	7,549	7,728

The long-term portion of the outstanding principal contained in lease repayments at June 30, 2006 is recognized as "Lease financing" under non-current liabilities, while the short-term portion is reported in current liabilities.

A portion of property, plant and equipment has been mortgaged with banking institutions as collateral security for loans whose outstanding repayments total 476 thousand euro at June 30, 2006.

[17] Intangible assets

The following table reports movements in the principal categories of intangible assets during 2005 and the first half of 2006:

	Goodwill and		Concessions,
	other intangible		licenses,
	assets of indefinite	Industrial	trademarks and	Deferred
(thousands of euro)	useful life	patents	similar rights	charges	Other	Total
Balance at 01.01.2005	5,346	1,099	23,934	90,161	16,079	136,619
Additions	-	35	1,783	35,798	13,841	51,457
Change in
consolidation	5,472	-	-	2,356	-	7,828
Disposals	-	-	(7)	(742)	(14)	(763)
Amortization	-	(249)	(3,891)	(12,298)	(6,687)	(23,125)
Impairment	(2,551)	-	(4,863)	(11,840)	(1,688)	(20,942)
Translation differences
and other movements	243	142	1	(976)	1,265	675
Balance at 12.31.2005	8,510	1,027	16,957	102,459	22,796	151,749
Additions	-	30	853	11,821	7,085	19,789
Disposals	-	-	(1)	(463)	(83)	(547)
Amortization	-	(130)	(1,332)	(7,165)	(3,138)	(11,765)
Impairment	-	-	-	(130)	-	(130)
Impairment reversals	-	-	-	978	-	978
Translation differences
and other movements	-	(27)	-	41	(1,038)	(1,024)
Balance at 06.30.2006	8,510	900	16,477	107,541	25,622	159,050

"Intangible assets of finite useful life" include:
		06.30.2006			12.31.2005
		Accumulated			Accumulated
		amortization and			amortization and
(thousands of euro)	Gross	impairment	Net	Gross	impairment	Net
Industrial patents and
intellectual property rights	3,654	2,754	900	3,654	2,627	1,027
Concessions, licenses,
trademarks and similar rights	68,512	52,035	16,477	67,660	50,703	16,957
Deferred charges	180,526	72,985	107,541	159,386	56,927	102,459
Other	63,917	38,295	25,622	58,131	35,335	22,796
Total	316,609	166,069	150,540	288,831	145,592	143,239

"Concessions, licenses, trademarks and similar rights" include the net book value of the following brands:

(thousands of euro)	06.30.2006	12.31.2005
United Colors of Benetton	3,234	3,141
Sisley	361	470
Killer Loop	7,981	8,295
Other	962	1,015
Total	12,538	12,921

"Deferred charges" mainly consist of lease surrender payments to obtain the lease of buildings for use as stores ("key money"), which are amortized over the term of the related lease contracts (with the exception of French and Belgian "fonds de commerce" which are amortized over 20 years).

"Other" mostly refers to 14,024 thousand euro in software purchase and development costs and 10,185 thousand euro in costs relating to assets under development and advances.

Except as specified above, there were no other signs indicating any potential impairment of intangible assets; this is why, in compliance with IAS 36, no further impairment testing has been carried out at June 30, 2006.

    Other non-current assets

[18] Investments. Investments, valued at cost, total 1,873 thousand euro and relate mainly to commercial companies not included in the consolidation because they were not yet operational or were in liquidation at the balance sheet date. Details are as follows:
(thousands of euro)	06.30.2006	12.31.2005
Chesa Paravicini S.A.	1,479	1,479
Other investments	228	228
Korea Fashion Physical Distribution	166	169
Benetton Slovakia s.r.o.	-	3,254
Total	1,873	5,130

[19] Guarantee deposits. The increase in guarantee deposits and the closing balance at June 30 relate primarily to lease contracts entered into by the Japanese subsidiary.

[20] Medium/long-term financial receivables. The overall balance of 4,881 thousand euro includes loans mostly given by Group subsidiaries to third parties, which earn interest at market rates. No new loans were granted during the period.
(thousands of euro)	06.30.2006	12.31.2005
From 1 to 5 years	3,458	5,845
Beyond 5 years	1,423	1,614
Total	4,881	7,459

[21] Other medium/long-term receivables. This balance, totaling 61,282 thousand euro, includes 41,530 thousand euro in receivables due from Edizione Holding S.p.A. for current taxes, calculated on taxable losses, as allowed in the rules governing participation in the group tax election. These receivables are due in 2007. This balance includes 10,300 thousand euro in trade receivables (of which 695 thousand euro due after more than 5 years) and 3,986 thousand euro in receipts due from third parties for property sales, as well as other non-trade receivables.

[22] Deferred tax assets. The following table provides a breakdown of net deferred tax assets:
(thousands of euro)	06.30.2006	12.31.2005
Tax effect of eliminating intercompany profits	6,012	4,733
Tax effect of provisions, costs and revenues relating to future periods for fiscal purposes	59,635	73,637
Deferred taxes on reversal of excess depreciation
and the application of finance lease accounting	(12,735)	(13,143)
Deferred taxes on capital gains taxable over a number of accounting periods	(2,496)	(2,990)
Different basis for amortization/depreciation	124,686	122,650
Benefit on carried forward tax losses	15,826	17,739
Deferred taxes on distributable earnings/reserves	(5,328)	(5,628)
Total	185,600	196,998

The Group offsets deferred tax assets against deferred tax liabilities for Italian companies that have made the group tax election and for foreign subsidiaries to the extent legally allowed in their country of origin.

Deferred tax assets recognized on the different basis for amortization/depreciation arise from an estimate of the tax benefits associated with corporate restructuring in 2003 likely to be recovered in expected future taxable income.

Current assets

[23] Inventories. Inventories are analyzed as follows:
(thousands of euro)	06.30.2006	12.31.2005
Raw materials, other materials and consumables	98,908	85,247
Work in progress and semi-finished products	62,383	54,413
Finished products	158,314	146,679
Advances to suppliers	829	907
Total	320,434	287,246

Inventories are stated net of the write-down provision. Movements in the write-down provision are as follows:
				Translation
(thousands of euro)	12.31.2005	Additions	Uses	difference	06.30.2006
Raw materials, other materials and consumables	2,517	2,228	(2,466)	(10)	2,269
Work in progress and semi-finished products	750	1,150	(750)	-	1,150
Finished products	16,244	7,018	(8,115)	(410)	14,737
Total	19,511	10,396	(11,331)	(420)	18,156

[24] Trade receivables. At June 30, 2006 trade receivables from third parties and the related provision for doubtful accounts amounted to:
(thousands of euro)	06.30.2006	12.31.2005
Trade receivables	724,740	738,214
(Provision for doubtful accounts)	(81,017)	(82,828)
Total	643,723	655,386

The provision for doubtful accounts corresponds to 11.2% of trade receivables at the balance sheet date. Movements in this provision during the period are summarized below:

					Exch. diff.
				Releases	and other
(thousands of euro)	12.31.2005	Additions	Uses	to income	changes	06.30.2006
Provision for doubtful accounts	82,828	5,496	(6,530)	(69)	(708)	81,017

Trade receivables include 218 thousand euro in amounts due from associated companies and 116 thousand euro due from Edizione Holding S.p.A., the holding company.

A total of 27,516 thousand euro in receivables not yet due had been factored without recourse at June 30, 2006 (25,852 thousand euro at December 31, 2005).

[25] Tax receivables. This balance includes:
(thousands of euro)	06.30.2006	12.31.2005
VAT recoverable	16,711	14,203
Tax credits	5,945	9,432
Other tax receivables	1,415	1,538
Total	24,071	25,173

[26] Other receivables, accrued income and prepaid expenses. This balance includes:

(thousands of euro)	06.30.2006	12.31.2005
Other receivables:
- other	28,149	23,926
- receivables from holding company	17,612	15,541
Total other receivables	45,761	39,467

Accrued income:
- other income	325	1,369
- rental income and operating leases	146	622
Total accrued income	471	1,991

Prepaid expenses:
- rental expense and operating leases	7,366	5,037
- taxes	3,577	1,421
- other operating costs	2,331	190
- directors'emoluments	2,202	-
- insurance policies	895	636
- advertising and sponsorships	388	988
Total prepaid expenses	16,759	8,272
Total	62,991	49,730

Other receivables include 6,716 thousand euro in amounts owed on the sale of property, plant and equipment; the rest of this balance mostly refers to advances given to suppliers.

Receivables from the holding company Edizione Holding S.p.A. refer to the election, made in 2004, to make a group tax return.

[27] Financial receivables

(thousands of euro)	06.30.2006	12.31.2005
Differentials on forward exchange contracts	12,350	4,267
Other current financial receivables and assets	10,162	4,706
Current financial receivables from third parties	3,433	3,997
Total	25,945	12,970

The amount of financial receivables relates mainly to the current portion of medium and long-term receivables.

Differentials on forward exchange contracts include the intrinsic value component of derivative instruments at June 30, 2006, of which; 2,463 thousand euro for hedges against economic risk, 9,280 thousand euro for hedges against transaction exchange risk, 607 thousand euro for hedges against translation exchange risk. Other current financial receivables and assets include the time value component of derivative instruments at June 30, 2006, of which 1,438 thousand euro for hedges against economic risk, 1,580 thousand euro for hedges against transaction exchange risk, 1,347 thousand euro for hedges against translation exchange risk and 800 thousand euro for hedges against interest rate risk.

 [28] Cash and banks

(thousands of euro)	06.30.2006	12.31.2005
Time deposits (euro)	153,607	78,887
Checks	42,915	59,601
Current account deposits (foreign currency)	31,126	31,334
Current account deposits (euro)	18,701	25,789
Cash in hand	424	556
Time deposits (foreign currency)	7	160
Total	246,780	196,327

The time deposits are liquid funds belonging to the finance companies and the Parent Company. Average interest rates reflect market returns for the various currencies concerned. The amount of checks is the result of customer payments, received in the last few days of the reporting period.

[29] Assets held for sale. This balance reports the lower of net book value and fair value less costs to sell of the factories in Cassano Magnago and Pedimonte, which are no longer operating after commencing plans to restructure the textile sector at the end of 2005.

Comments on the principal items in shareholders'equity and liabilities

Shareholders'equity

    Shareholders'equity attributable to the Parent Company

The Shareholders'Meeting of Benetton Group S.p.A. resolved on May 9, 2006 to pay a dividend of 0.34 euro per share, totaling 62 million euro, to be paid on May 18, 2006.

Changes in shareholders'equity during the period are detailed in the statement of changes contained in the "Consolidated financial statements" section.

[30] Share capital. The share capital of Benetton Group S.p.A. amounts to 236,026,454.30 euro at June 30, 2006 and consists of 181,558,811 shares with a par value of 1.30 euro each.

[31] Additional paid-in capital. The balance is unchanged from December 31, 2005.

[32] Fair value and hedging reserve. This reserve reports the changes in the effective hedging component of derivatives measured at fair value.

[33] Other reserves and retained earnings:

    Other reserves. These reserves amount to 905,142 thousand euro (857,314 thousand euro at December 31, 2005) and include:

      47,210 thousand euro relating to the Parent Company's legal reserve;

      21,452 thousand euro relating to monetary revaluation reserves in compliance with Italian Law no. 72 of March 19, 1983, and Law no. 413 of December 30, 1991, and, in the case of a Spanish subsidiary, in compliance with Royal Decree no. 2607/96;

      523,288 thousand euro relating to other reserves of the Parent Company (528,424 thousand euro at December 31, 2005);

      305,321 thousand euro representing the shareholders'equity of consolidated companies in excess of their carrying value, together with other consolidation adjustments;

      3,326 thousand euro relating to share-based payments, valued at fair value on the grant date, and recognized in the income statement on a straight-line basis with a matching increase in this reserve;

      4,545 thousand euro relating to the translation reserve arising from the line-by-line consolidation of financial statements expressed in a foreign currency.

The first of the schedules below is a reconciliation of the shareholders'equity and net income reported in the separate financial statements of Benetton Group S.p.A. with the corresponding consolidated amounts; the second lists the percentage of shareholders'equity in consolidated subsidiaries attributable to minority shareholders.

Reconciliation of shareholders'equity and net income of Benetton Group S.p.A. with the corresponding consolidated amounts
	06.30.2006
	Shareholders'	Net income
(thousands of euro)	equity	(loss)
Per the half-year position of Benetton Group S.p.A. reported under IFRS	929,219	45,136
Portion of shareholders'equity and net income of consolidated subsidiaries
attributable to the Group, net of the carrying value of the related investments	856,672	73,024
Reversal of gains on transfer of businesses, net of deferred tax assets	(542,952)	2,036
Reversal of write-down of investments by the Parent Company	3,163	4,850
Reversal of dividends paid to the Parent Company by consolidated subsidiaries	-	(59,999)
Deferred taxes on profits/reserves distributable by subsidiaries	(5,329)	300
Allocation to non-current assets of the amount by which purchase of consideration for subsidiaries exceeds their net asset value at the date
acquisition and related amortization and depreciation	26,766	(1,169)
Reversal of intercompany profits/losses on transfers of property, plant
and equipment, net of the related tax effect	(893)	105
Effect of applying finance lease accounting to leased assets, net of the related tax effect	10,747	1,022
Elimination of intercompany profits included in the inventories
of consolidated subsidiaries, net of the related tax effect	(17,709)	(2,143)
Adjustment to reflect the equity value of associated companies	6	3
Net effect of other consolidation entries	1,118	542
Per the Group consolidated financial statements	1,260,808	63,707

[34] Minority interests. The following consolidated companies have portions of their shareholders'equity attributable to minority shareholders:

(in %)	06.30.2006	12.31.2005
Foreign consolidated companies:
- New Ben GmbH (Germany)	49	49
- Benetton Korea Inc. (Korea)	50	50
- Benetton Giyim Sanayi A.S. (Turkey)	50	50

Liabilities

    Non-current liabilities

[35] Medium/long-term loans. Medium/long-term loans granted by banks and other lenders are as follows (net of deferred loan arrangement costs):
(thousands of euro)	06.30.2006	12.31.2005
Floating-rate syndicated loan of 500 million euro, maturing in July 2007
and carrying an interest rate of 6-month Euribor + a spread of 0.25% (1)	499,846	499,775
Loan granted by Medio Credito del Friuli repayable in half-yearly installments, up to
January 1, 2007, at an annual interest rate of 2.5%, secured by mortgages on real estate	-	239
Loan from Ministry of Industry, Italian Law no. 46/1982	356	356
Medium/long-term financial payables to non-consolidated companies
at an interest rate of 2.114%	-	2,742
Other loans	50	51
Total	500,252	503,163

(1) This loan calls for compliance with two financial covenants, calculated every six months on the basis of the consolidated financial statements, namely:

    minimum ratio of 2.5 between EBITD (earnings before interest, tax and depreciation of property, plant and equipment) and net financial expenses;

    maximum ratio of 1 between net debt and equity;

There are also restrictions on significant asset disposals and on the granting of secured guarantees against new loans.

The amount of medium/long-term loans secured by mortgages on property, plant and equipment is 476 thousand euro.

Non-current loans mature as follows (thousands of euro):

Year	06.30.2006
2007	499,962
2008	68
2009	71
2010	74
2011 and beyond	77
Total	500,252

[36] Other medium/long-term liabilities

(thousands of euro)	06.30.2006	12.31.2005
Other payables due to the holding company	34,029	20,772
Guarantee deposits received	3,858	2,001
Non-current liabilities for the purchase of assets	976	1,085
Other payables due to third parties	50	294
Total	38,913	24,152

"Other payables due to the holding company" refer to amounts owed to Edizione Holding S.p.A. for current taxes calculated on taxable income, as required under the rules governing relationships between companies participating in the group tax election; these liabilities are due for settlement in 2007.

[37] Lease financing. Payables due to leasing companies for finance leases are shown in the following table. the short-term portion of lease financing is classified in the current liabilities section of the balance sheet.
	Minimum lease payments		Principal portion
(thousands of euro)	06.30.2006	12.31.2005	06.30.2006	12.31.2005
Within 1 year	5,433	5,968	4,956	5,390
From 1 to 5 years	8,493	10,589	8,084	9,984
Beyond 5 years	-	114	-	112
Total	13,926	16,671	13,040	15,486

Minimum lease payments due to the leasing company are reconciled to their present value (ie. principal portion) as follows:
(thousands of euro)	06.30.2006	12.31.2005
Minimum lease payments	13,926	16,671
(Outstanding financial expenses)	(886)	(1,185)
Present value of lease financing	13,040	15,486

The Group has purchased buildings and machinery using lease financing. The average length of lease contracts is approximately eight years. The interest rates defined at the date of signing the contract are indexed to the 3-month Euribor rate. All lease contracts are repayable in equal installments, with no contractual provisions for any changes in the original repayment plan.

All contracts are denominated in the reporting currency (euro).

The fair value of finance leases taken out by the Group approximates the carrying amount.

Amounts due to lessors are secured by rights over the leased assets.

[38] Retirement benefit obligations. These refer to provisions for defined benefits for Group employees and include 47,759 thousand in provisions for employee termination indemnities reported by the Group's Italian companies. Movements in these obligations over the period were as follows:
(thousands of euro)
Balance at 01.01.2006	49,767
Expense charged to the income statement	3,807
Indemnities paid in the period	(3,325)
Exchange differences and other changes	(101)
Balance at 06.30.2006	50,148

[39] Other provisions and medium/long-term liabilities
	Provision for	Provision for
	legal and	sales agent	Other
(thousands of euro)	tax risks	indemnities	provisions	Total
Balance at 01.01.2006	9,598	17,309	14,696	41,603
Additions	299	1,000	-	1,299
Releases to income	(595)	-	(471)	(1,066)
Utilizations and other changes	(980)	(164)	(757)	(1,901)
Balance at 06.30.2006	8,322	18,145	13,468	39,935

This item relates to the liabilities and probable risks which the Group does not expect will be resolved by the first half of 2007.

Since it operates in a number of sectors on a global scale, the Benetton Group has an inherent exposure to legal risks.

The areas of greatest current exposure relate to claims filed by former commercial partners, former employees, subcontractors, and third parties with industrial property rights in potential conflict with products distributed by the Benetton Group or with similar rights to those of the Group. There are also a few immaterial unresolved tax disputes in Italy.

During the first half of 2006 the provision for legal and tax risks was utilized to the extent of 799 thousand euro and increased by 299 thousand euro for disputes arising in the period. The sum of 594 thousand euro, provided in prior periods, was released to income during the period after the related disputes were settled in the Group's favor.

The provision for sales agent indemnities, which reflects the risk associated with the possible termination of agency agreements as established by law, was utilized to the extent of 164 thousand euro and increased by 1 thousand euro during the period.

Other provisions relate to the costs the Group will probably have to incur for the closure of certain directly operated stores; these provisions were utilized to the extent of 608 thousand euro over the period. The sum of 471 thousand euro, provided in prior periods against store closures, was released to income in the first half of 2006 after the related stores continued to stay open, meaning that the reason for the original provision no longer applied.

    Current liabilities

[40] Trade payables. These represent the Group's liabilities for the purchase of goods and services.

[41] Other payables, accrued expenses and deferred income

(thousands of euro)	06.30.2006	12.31.2005
Other payables:
- other payables for the purchase of assets	37,034	41,329
- other payables to employees	21,831	17,830
- other payables due to the holding company	17,069	16,694
- VAT	7,676	5,455
- other payables due to third parties	6,400	12,016
- payables to social security and welfare institutions	4,931	7,626
- other payables due to tax authorities	4,078	5,697
Total other payables	99,019	106,647

Accrued expenses:
- lease installments	3,102	947
- other expenses	2,546	1,205
- consulting and other fees	800	71
Total accrued expenses	6,448	2,223

Deferred income:
- rental income	2,128	2,927
- revenue from concession of rights	688	737
- other revenue	54	128
Total deferred income	2,870	3,792
Total	108,337	112,662

Other payables for the purchase of assets include 19,191 thousand euro in respect of the current portion of the amount owed by a Spanish subsidiary for the purchase of a commercial property, while the remainder refers to the commercial network and the manufacturing division.

Other payables due to the holding company Edizione Holding S.p.A. refer to the amount owed under the group tax election.

Other payables to employees refer to amounts accruing and not paid at the end of June.

Other payables due to third parties refer to non-trade payables.

Payables to social security and welfare institutions relate to amounts owed to these institutions by Group companies and their employees.

[42] Current income tax liabilities. This balance represents the amount payable by the Group for current period income tax and is shown net of taxes paid in advance, tax credits and withholding taxes.

[43] Other current provisions and liabilities. This item relates to the Group's provisions against legal and tax disputes or potential liabilities that it expects to be resolved or settled during 2007.

	Provision for legal	Other
(thousands of euro)	and tax risks	provisions	Total
Balance at 01.01.2006	2,142	9,688	11,830
Additions	1,264	616	1,880
Releases to income	(38)	-	(38)
Utilizations and other changes	(218)	(365)	(583)
Balance at 06.30.2006	3,150	9,939	13,089

The addition to the provision for legal and tax risks mostly refers to probable liabilities in respect of legal disputes likely to be settled in the short term.

Other provisions mostly include the costs to be incurred by the Group during 2006 for the closure of certain stores, as well as the costs of restructuring faced by an Italian subsidiary after the decision taken at the end of 2005 to close the factory in Cassano Magnago.

[44] Current portion of lease financing. This reports the portion of lease financing which is due within one year to the lessor.

The reconciliation between the present value of this liability and the minimum lease payments is provided in the note relating to its non-current portion.

[45] Current portion of medium/long-term loans
(thousands of euro)	06.30.2006	12.31.2005
Loan granted by Medio Credito del Friuli repayable in half-yearly installments, up to
January 1, 2007, at an annual interest rate of 2.5%, secured by mortgages on real estate	476	470
Loan from Ministry of Industry, Italian Law no. 46/1982	63	63
Other loans in currency obtained by foreign consolidated
companies partly secured by mortgages on real estate	-	121
Total	539	654

[46] Financial payables
(thousands of euro)	06.30.2006	12.31.2005
Other current financial liabilities	11,375	9,385
Negative differentials on forward exchange contracts	10,485	4,471
Financial bills	893	1,161
Financial payables due to other lenders	-	4,570
Total	22,753	19,587

Other current financial liabilities include the time value component of derivative instruments, of which: 1,148 thousand euro for hedges against economic risk, 1,961 thousand euro for hedges against transaction exchange risk, 1,108 thousand euro for hedges against translation exchange risk and 643 thousand euro for hedges against interest rate risk.

Negative differentials on forward exchange contracts include the intrinsic value component of derivative instruments at June 30, 2006, of which: 2,148 thousand euro for hedges against economic risk, 6,384 thousand euro for hedges against transaction exchange risk and 1,953 thousand euro for hedges against translation exchange risk.

Supplementary information

Financial position

The net financial position reported net debt of 292 million euro, down from 475 million euro at June 30, 2005 and 59 million euro lower than at the end of December 2005. It is analyzed as follows:

(millions of euro)	06.30.2006	12.31.2005	Change	06.30.2005
Financial assets:
- medium/long-term financial receivables	5	7	(2)	17
- financial receivables	26	13	13	13
- available for sale financial assets	-	-	-	89
- cash and banks	247	196	51	276
Total financial assets	278	216	62	395

Financial liabilities:
- medium/long-term loans	500	503	(3)	503
- lease financing	8	10	(2)	14
- current portion of lease financing	5	5	-	6
- current portion of medium/long-term loans	1	1	-	1
- current portion of bonds	-	-	-	300
- financial payables	23	19	4	22
- bank loans and overdrafts	33	29	4	24
Total financial liabilities	570	567	3	870
Net financial position	292	351	(59)	475

The balance of 247 million euro in "Cash and banks" includes 203 million euro in ordinary current accounts and short-term or overnight bank deposits and 43 million euro in checks received from customers at the end of June 2006.

Medium/long-term loans refer to the syndicated loan of 500 million euro, maturing in July 2007. This loan calls for compliance with two financial covenants, calculated every six months on the basis of the consolidated financial statements, namely:

    minimum ratio of 2.5 between EBITD (earnings before interest, tax and depreciation of property, plant and equipment) and net financial expenses;

    maximum ratio of 1 between net debt and equity.

The revolving credit line for 500 million euro, maturing in June 2010, was not drawn down at June 30, 2006. This facility may be drawn down in the form of one, three or six-month loans carrying interest of one, three or six-month Euribor respectively plus a spread of between 27.5 and 60 basis points depending on the ratio between net debt and EBITDA.

This operation calls for compliance with three financial covenants calculated every six months on the basis of the consolidated financial statements, namely:

    minimum ratio of 4 between EBITDA and net financial expenses;

    maximum ratio of 1 between net debt and equity;

    maximum ratio of 3.5 between net debt and EBITDA.

Both the syndicated loan and the revolving credit facility contain other covenants by Benetton Group S.p.A. and, in some cases, by other Group companies, that are typically used in international practice, amongst which:

        negative pledge clauses, which require any existing or future secured guarantees over assets in relation to lending transactions, bonds and other instruments of credit to be extended to the above transactions on an equal footing;

        pari passu clauses, under which no obligations may be taken on that are senior to those assumed in the two transactions described above;

        periodic reporting obligations;

        cross default clauses, which entitle the lender to demand immediate repayment of the sums lent in the event of certain types of default by other financial instruments issued by the Group;

        restrictions on major asset disposals;

        other clauses generally found in transactions of this kind.

These covenants are nevertheless subject to several exceptions and restrictions.

There are no relationships of a financial nature with the holding company Edizione Holding S.p.A.

Segment information

Business segment information

    Segment results - first half 2006
			Other and
(millions of euro)	Apparel	Textile	unallocated	Eliminations	Consolidated
Revenues from third parties	825	53	20	-	898
Inter-segment revenues	-	88	-	(88)	-
Total revenues	825	141	20	(88)	898
Other operating income	41	1	-	-	42
Purchases and change in inventories	285	70	16	(82)	289
Payroll and related costs	88	26	1	-	115
Depreciation and amortization	33	8	-	-	41
Other operating costs	375	34	3	(6)	406
Operating profit	85	4	-	-	89

Depreciation and amortization	33	8	-	-	41
Other non-monetary costs	2	-	-	-	2
Earnings before interest, taxes, depreciation,
amortization and other non-monetary costs	120	12	-	-	132

Other non-monetary costs consist of any net impairment losses recognized for property, plant and equipment and intangible assets as a result of impairment testing and of the cost of stock options allocated to the apparel segment.

    Segment results - first half 2005
			Other and
(millions of euro)	Apparel	Textile	unallocated	Eliminations	Consolidated
Revenues from third parties	768	57	17	-	842
Inter-segment revenues	1	93	-	(94)	-
Total revenues	769	150	17	(94)	842
Other operating income	24	1	-	-	25
Purchases and change in inventories	213	73	13	(87)	212
Payroll and related costs	78	29	1	-	108
Depreciation and amortization	34	9	-	-	43
Other operating costs	376	37	3	(7)	409
Operating profit	92	3	-	-	95

Depreciation and amortization	34	9	-	-	43
Other non-monetary costs	2	-	-	-	2
Earnings before interest, taxes, depreciation,
amortization and other non-monetary costs	128	12	-	-	140

Other non-monetary costs consist of any net impairment losses recognized for property, plant and equipment and intangible assets as a result of impairment testing and of the cost of stock options allocated to the apparel segment.

    Apparel segment results
	1st half		1st half
(millions of euro)	2006	%	2005	%	Change	%
Revenues from third parties	825		768		57	7.4
Inter-segment revenues	-		1		(1)	(46.4)
Total revenues	825	100.0	769	100.0	56	7.3
Other operating income	41	5.0	24	3.1	17	69.2
Purchases and change in inventories	285	34.6	213	27.7	72	34.2
Payroll and related costs	88	10.7	78	10.2	10	11.8
Depreciation and amortization	33	4.0	34	4.4	(1)	(2.1)
Other operating costs	375	45.4	376	48.9	(1)	(0.4)
Operating profit	85	10.3	92	11.9	(7)	(7.1)

    Textile segment results
	1st half		1st half
(millions of euro)	2006	%	2005	%	Change	%
Revenues from third parties	53		57		(4)	(6.4)
Inter-segment revenues	88		93		(5)	(5.6)
Total revenues	141	100.0	150	100.0	(9)	(5.9)
Other operating income	1	1.1	1	0.6	-	68.2
Purchases and change in inventories	70	49.6	73	49.0	(3)	(4.8)
Payroll and related costs	26	18.7	29	19.0	(3)	(7.6)
Depreciation and amortization	8	5.3	9	5.8	(1)	(13.9)
Other operating costs	34	24.6	37	24.8	(3)	(6.7)
Operating profit	4	2.9	3	2.0	1	40.5

    Other and unallocated segment results

	1st half		1st half
(millions of euro)	2006	%	2005	%	Change	%
Revenues from third parties	20		17		3	18.5
Inter-segment revenues	-		-		-	-
Total revenues	20	100.0	17	100.0	3	18.5
Other operating income	-	-	-	-	-	n.s.
Purchases and change in inventories	16	79.1	13	75.7	3	23.7
Payroll and related costs	1	5.3	1	6.1	-	2.3
Depreciation and amortization	-	2.0	-	2.6	-	(7.0)
Other operating costs	3	13.8	3	15.7	-	3.8
Operating profit	-	(0.2)	-	(0.1)	-	78.7

The number of employees in each segment is detailed below:
			Period
	06.30.2006	12.31.2005	average
Apparel	6,675	6,271	6,473
Textile	1,434	1,486	1,460
Other and unallocated	289	221	255
Total	8,398	7,978	8,188

Information by geographical area

    Revenues by geographical area and business segment
			Rest of		The				Rest of
(thousands of euro)	Italy	%	Europe	%	Americas	%	Asia	%	the world	%	Total
Apparel	371,012	87.4	309,558	95.3	35,381	99.6	106,795	96.8	1,926	61.9	824,672
Textile	33,698	7.9	15,379	4.7	137	0.4	2,729	2.5	1,185	38.1	53,128
Other and
unallocated	19,652	4.7	33	-	-	-	841	0.7	-	-	20,526
Total revenues
1st half 2006	424,362	100.0	324,970	100.0	35,518	100.0	110,365	100.0	3,111	100.0	898,326
Total revenues
1st half 2005	411,640		297,085		36,809		93,862		2,320		841,716
Change	12,722		27,885		(1,291)		16,503		791		56,610

Revenues are allocated according to the geographical area in which customers are located.

Non-recurring events and significant transactions. Net non-recurring income amounts to 4,979 thousand euro in the first half of 2006. It mostly refers to the capital gain realized on the sale of a commercial property and the compensation received for the early vacation of another rented property used in the commercial network. "Other operating costs" include certain impairment losses recognized in respect of assets in the apparel segment. The impact on the individual items within the income statement is summarized below:
	1st half	1st half
(thousands of euro)	2006	2005
Other operating income	9,538	-

Other operating costs:
- impairment of property, plant and equipment and intangible assets	(2,219)	(851)
- provisions for risks	(616)	-
- other operating costs	(1,724)	-
Net non-recurring income/(expenses)	4,979	(851)

Relations with the holding company, its subsidiaries and other related parties. The Benetton Group has limited trade dealings with Edizione Holding S.p.A. (the holding company), with subsidiary companies of the same and with other parties which, directly or indirectly, are linked by common interests with the majority shareholder. Trading relations with such parties are conducted on an arm's-length basis and using the utmost transparency.

These transactions relate mostly to purchases of tax credits and services.

In addition, Italian Group companies have made a group tax election under articles 117 et seq. of the Tax Consolidation Act DPR 917/86, based on a proposal by the consolidating company Edizione Holding S.p.A., which decided to opt for this type of tax treatment on December 30, 2004. The election lasts for three years starting from the 2004 fiscal year. The relationships arising from participation in the group tax election are governed by specific rules, approved and signed by all participating companies.

The related details are shown below:
(thousands of euro)	06.30.2006	06.30.2005
Receivables	59,429	39,672
of which related to tax consolidation with Edizione Holding S.p.A.	59,142	39,317
Payables	52,952	26,783
of which related to tax consolidation with Edizione Holding S.p.A.	51,098	25,265
Purchase of raw materials	1,483	1,423
Purchase of fixed assets	-	1,500
Other costs and services	9,520	8,081
Revenue from services and other income	349	442

The Group has also undertaken a number of transactions with companies directly or indirectly controlled by or otherwise under the influence of senior managers serving within the Group. The management of Benetton Group S.p.A. (the "Parent Company") considers that such transactions were completed at going market rates. The total value of such transactions was not, in any case, significant in relation to the total value of the Group's production. No director, manager, or shareholder is a debtor of the Group.

Supplementary information. During the months of June and July some of the Italian companies in the Benetton Group (Benetton Group S.p.A., Bencom S.r.l., Benind S.p.A. and Olimpias S.p.A.) took up the "realignment" option allowed by Italian Law no. 266 of December 23, 2005 ("2006 Finance Act") whereby higher amounts recorded in their balance sheets could be recognized for tax purposes. This provision has no impact on the books of account or the value of assets recorded therein, with its only effect being on tax. The law allows companies, starting from 2008, to deduct, in the form of depreciation and amortization, the realignment of the tax value of their assets to their accounting value. A flat-rate tax of 12% has been paid on the amount of this realignment. This involves a non-discounted benefit, affecting the financial statements for 2008-2010, of around 4.3 million euro, corresponding to the lower tax due on future depreciation and amortization (around 6.3 million euro) net of the flat-rate tax (approximately 2 million euro). The above-stated law also requires companies to restrict the distribution of a specific related equity reserve.

Italian Decree no. 223 of July 4, 2006, converted into Law no. 248 of August 4, 2006, will have the following main effects on the Benetton Group:

        the new rules on trademark amortization, whose maximum deductible amount is now set at one-eighteenth per year compared with one-tenth in the past, will give rise to around 10 million euro in extra current taxes, commencing from 2006. The higher amount of current taxes will be neutralized, but only as far as the consolidated income statement is concerned, by a smaller reversal of the deferred tax assets recognized for the corporate reorganization carried out by Benetton Group S.p.A. in 2003;

        the elimination of the possibility of depreciating for tax the land occupied by buildings and their related fixtures and fittings will give rise to higher direct taxes, with effects on both cash flows and the income statement. The amount of this increase cannot be easily quantified at the moment due to a number of uncertainties over how to interpret the legislation;

        other smaller effects may arise mainly from the changes in rules governing VAT and registration taxes on real estate transactions.

Significant events after June 30, 2006. On July 6, 2006, Benetton Group S.p.A. entered into an agreement, through its subsidiary Benetton Retail Italia S.r.l., to purchase 50% of the shares in Milano Report S.p.A. (formerly L'Innominato S.p.A.), a member of the Percassi Group and which currently runs 48 retail stores that sell products carrying brands owned by the Benetton Group. After obtaining clearance from the Anti-trust Authorities, this acquisition was finalized on August 2, 2006 for approximately 27 million euro in consideration.

This deal forms part of Benetton's global strategy to strengthen and develop relationships with its commercial partners the world over, like those recently concluded in Germany, India and Turkey.

Benetton France Commerciale S.A.S. has purchased the entire share capital of B.L.B. S.A.S. and Les Halles S.A., which each manage one store in Saint Herblain and Paris respectively.

As part of the Group's strategy of expanding trade in the Middle East, in August it formed Benetton International Emirates L.L.C., a company based in Dubai and controlled by Benetton International S.A.

Contingent liabilities. The Group has an estimated 24 million euro in contingent liabilities associated with ongoing legal disputes (the same amount as reported at December 31, 2005). The Group does not consider it necessary to make any provision against such liabilities because it believes the likelihood of any outlay to be remote.

Auditors'report on the limited review of interim financial reporting for the six months period ended 30 June 2006 prepared in accordance with Article 81 of CONSOB regulation approved by resolution n 11971 of 14 May 1999 and subsequent amendments and integrations

To the Shareholders of Benetton Group SpA

1. We have performed a limited review of the separate interim financial statements and consolidated interim financial statements consisting of balance sheets, income statements, statements of changes in shareholders'equity and cash flows (hereinafter "accounting statements") and related explanatory and supplementary notes of Benetton Group spa (parent company) and Benetton Group included in the interim financial reporting of Benetton Group SpA for the period ended at 30 June 2006. The interim financial reporting is the responsibility of Benetton Group SpA's Directors. Our responsibility is to issue this report based on our limited review. We have also checked the part of the notes related to the information on operations for the sole purpose of verifying the consistency with the remaining part of the interim financial reporting.

2. Our work was conducted in accordance with the criteria for a limited review recommended by the National Commission for Companies and the Stock Exchange (CONSOB) with resolution n 10867 of 31 July 1997. The limited review consisted principally of inquiries of company personnel about the information reported in the interim financial statements and about the consistency of the accounting principles utilised therein as well as the application of analytical review procedures on the data contained in the interim financial statements. The limited review excluded certain auditing procedures such as compliance testing and verification and validation tests of the assets and liabilities and was therefore substantially less in scope than an audit performed in accordance with generally accepted auditing standards. Accordingly, unlike the audit on the annual (separate and) consolidated financial statements, we do not express a professional audit opinion on the interim financial reporting.

3. Regarding the comparative data of the consolidated and separate financial statements of the prior year and of the prior year interim financial reporting presented in the "accounting statements", reference should be made to our reports dated 13 September 2006 and dated 7 April 2006 and dated 26 September 2005 respectively.

The comparative interim data of Benetton Group spa (parent company) of the prior year interim financial reporting restated in accordance with IFRS and the related IFRS reconciliation schedules have been derived from the interim figures prepared in accordance with Italian law and accounting standards previously in force subjected to limited review, for which reference should be made to our report dated 25 September 2005.

4. Based on our review, no significant changes or adjustments came to our attention that should be made to the "accounting statements" and related explanatory and supplementary notes of Benetton Group spa (parent company) and consolidated, identified in paragraph 1 of this report, in order to make them consistent with the international accounting standard IAS 34 and with the criteria for the preparation of interim financial reporting established by Article 81 of the CONSOB Regulation approved by Resolution n 11971 of 14 May 1999 and subsequent amendments and integrations.

Treviso, 15 September 2006

PricewaterhouseCoopers SpA

Signed by

Roberto Adami

(Partner)

 "This report has been translated into the English language solely for the convenience of international readers."

 Supplementary schedules
Companies and groups				Share	Group
included in the consolidation	Company name	Location	Currency	capital	interest
at June 30, 2006	Companies and groups consolidated on a line-by-line basis:

	Parent Company
	Benetton Group S.p.A.	Ponzano Veneto (Tv)	Eur	236,026,454.30

	Italian subsidiaries
	Benetton Retail Italia S.r.l.	Ponzano Veneto (Tv)	Eur	5,100,000	100.000%
	Olimpias S.p.A.	Ponzano Veneto (Tv)	Eur	47,988,000	100.000%
	_ Benair S.p.A.	Ponzano Veneto (Tv)	Eur	1,548,000	100.000%
	Benind S.p.A.	Ponzano Veneto (Tv)	Eur	26,000,000	100.000%
	Fabrica S.p.A.	Ponzano Veneto (Tv)	Eur	4,128,000	100.000%
	Bencom S.r.l.	Ponzano Veneto (Tv)	Eur	150,000,000	100.000%
	Società Investimenti
	e Gestioni Immobiliari (S.I.G.I.) S.r.l.	Ponzano Veneto (Tv)	Eur	36,150,000	100.000%
	_ Buenos Aires 2000 S.r.l.	Ponzano Veneto (Tv)	Eur	10,516,456	100.000%
	Bentec S.p.A.	Ponzano Veneto (Tv)	Eur	12,900,000	100.000%

	Foreign subsidiaries
	_ Benetton Realty Russia O.O.O.	Moscow	Rur	473,518,999	100.000%
	Benetton Deutschland GmbH (1)	Munich	Eur	2,812,200	100.000%
	Benetton Realty France S.A.	Paris	Eur	94,900,125	100.000%
	Benetton Australia Pty. Ltd.	Hawthorne	Aud	500,000	100.000%
	Benetton USA Corp.	Wilmington	Usd	100,654,000	100.000%
	Benetton Holding International N.V. S.A.	Amsterdam	Eur	92,759,000	100.000%
	_ Benetton International S.A.	Luxembourg	Eur	133,538,470	100.000%
	_ Benetton Retail Poland Sp. z o.o. (3)	Warsaw	Pln	200,000	100.000%
	_ Benetton Denmark A.p.S.	Copenhagen	Dkk	125,000	100.000%
	_ Benetton Giyim Sanayi ve Ticaret A.S.	Istanbul	Trl	7,000,000	50.000%
	_ United Colors Communication S.A.	Lugano	Chf	1,000,000	100.000%
	_ Benetton Austria GmbH (1)	Salzburg	Eur	3,270,277.54	100.000%
	_ Benetton Ungheria Kft.	Nagykallo	Eur	89,190.38	100.000%
	_ Benetton Manufacturing Holding N.V.	Amsterdam	Eur	225,000	100.000%
	_ Benetton Retail Deutschland GmbH	Munich	Eur	2,000,000	100.000%
	_ New Ben GmbH	Frankfurt	Eur	5,000,000	51.000%
	_ Benetton Trading Ungheria Kft.	Nagykallo	Huf	50,000,000	100.000%
	_ Benetton Retail (1988) Ltd.	London	Gbp	58,200,000	100.000%
	_ Benetton Retail Spain S.L.	Barcelona	Eur	10,180,300	100.000%
	_ Benetton 2 Retail Comércio
	de Produtos Têxteis S.A.	Porto	Eur	500,000	100.000%
	_ Benrom S.r.l.	Miercurea Sibiului	Ron	1,416,880	100.000%
	_ Benetton Istria D.O.O.	Rijeka	Hrk	26,042,600	100.000%
	_ Benetton Manufacturing Tunisia S.à r.l.	Sahline	Tnd	350,000	100.000%
	_ Benetton Commerciale Tunisie S.à r.l.	Sousse	Tnd	50,000	100.000%
	_ Benetton Croatia D.O.O.	Osijek	Hrk	2,000,000	100.000%
	_ Benetton Slovakia s.r.o. (1)	Dolny Kubin	Svk	135,000,000	100.000%
	_ Benetton India Pvt. Ltd.	Gurgaon	Inr	409,241,000	100.000%
	_ Benetton Tunisia S.à r.l.	Sahline	Tnd	303,900	100.000%
	_ Benetton Trading USA Inc.	Lawrenceville	Usd	379,147,833	100.000%
	_ United Colors of Benetton Do Brasil Ltda. (2)	Curitiba	Brl	78,634,578	100.000%

			Share	Group
Company name	Location	Currency	capital	interest
_ Benetton Japan Co., Ltd.	Tokyo	Jpy	400,000,000	100.000%
_ Benetton Retailing Japan Co. Ltd.	Tokyo	Jpy	160,000,000	100.000%
_ Benetton Korea Inc.	Seoul	Krw	2,500,000,000	50.000%
_ Benetton Asia Pacific Ltd.	Hong Kong	Hkd	41,400,000	100.000%
_ Shanghai Benetton Trading Company Ltd.	Shanghai	Usd	1,500,000	100.000%
_ Lairb Property Ltd.	Dublin	Eur	260,000	100.000%
_ Benetton Società di Servizi S.A. (1)	Lugano	Chf	80,000,000	100.000%
Benetton International Property N.V. S.A.	Amsterdam	Eur	17,608,000	100.000%
_ Benetton Real Estate International S.A.	Luxembourg	Eur	116,600,000	100.000%
_ Benetton Real Estate Belgique S.A.	Brussels	Eur	14,500,000	100.000%
_ Benetton Real Estate Austria GmbH	Vienna	Eur	2,500,000	100.000%
_ Benetton France S.à r.l.	Paris	Eur	99,495,711.60	100.000%
_ Benetton France Commercial S.A.S.	Paris	Eur	10,000,000	100.000%
_ Benetton Realty Portugal Imobiliaria S.A.	Porto	Eur	100,000	100.000%
_ Real Estate Russia Z.A.O. (3)	St. Petersburg	Rur	10,000	100.000%
_ Benetton Realty Spain S.L.	Barcelona	Eur	15,270,450	100.000%
_ Benetton Real Estate Spain S.L.	Barcelona	Eur	150,250	100.000%

Investments in subsidiary companies carried at cost:
_ Benetton Beograd D.O.O. (2)	Belgrade	Eur	500	100.000%
_ Benetton Argentina S.A. (2)	Buenos Aires	Arp	150,000	100.000%
_ Benetton Realty Netherlands N.V. (2)	Amsterdam	Eur	45,000	100.000%

Investments in associated companies carried at cost:
Consorzio Generazione Forme - Co.Ge.F.	S. Mauro Torinese (To)	Eur	15,492	33.333%

(1) In liquidation.
(2) Non-operative.
(3) Recently established company.

Corporate	Headquarters
information	Benetton Group S.p.A.
Villa Minelli
31050 Ponzano Veneto (Treviso) - Italy
tel +39 0422 519111

Legal data
Capital Stock: Euro 236,026,454.30 fully paid
Register of Commerce no. 84146
Tax ID/Treviso Company register: 00193320264

Media & communications department
e-mail: press@benetton.it
tel +39 0422 519036
fax +39 0422 519930

Investor relations
e-mail: ir@benetton.it
tel +39 0422 519412
fax +39 0422 519740
TV Conference +39 0422 510623/24/25

www.benettongroup.com